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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-62602
PROSPECTUS

                             RADIOSHACK CORPORATION

                            OFFER TO EXCHANGE UP TO

                       $350,000,000 7 3/8% NOTES DUE 2011

                                      FOR

                       $350,000,000 7 3/8% NOTES DUE 2011
           THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933
                             ---------------------
     Upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, we are offering to exchange up to $350,000,000 of our 7 3/8% notes due 2011 (the New Notes), which are registered under the Securities Act of 1933, as amended, for up to $350,000,000 of our existing 7 3/8% notes due 2011 (the Old Notes). We are offering to issue the New Notes to satisfy our obligations contained in the exchange and registration rights agreement we entered into when we sold the Old Notes.

     The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the transfer restrictions, registration rights and additional interest provisions of the Old Notes do not apply to the New Notes. The New Notes will evidence the same debt as the Old Notes and will be governed by, and entitled to the benefits of, the same indenture under which we issued the Old Notes.

     We will exchange all outstanding Old Notes that you validly tender and do not withdraw before the exchange offer expires for an equal principal amount of New Notes.

     THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 27, 2001, UNLESS EXTENDED. WE DO NOT CURRENTLY INTEND TO EXTEND THE EXCHANGE OFFER.

                             ---------------------

     To exchange your Old Notes for New Notes:

     - you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent so that the exchange agent receives the letter of transmittal before 5:00 p.m., New York city time, on July 27, 2001; or

     - if your Old Notes are held in book-entry form at The Depository Trust Company, you must instruct The Depository Trust Company, through your signed letter of transmittal, that you wish to exchange your Old Notes for New Notes. When the exchange offer closes, your account at The Depository Trust Company will be changed to reflect your exchange of Old Notes for New Notes.

You should read the section called "The Exchange Offer" for additional information on how to exchange your Old Notes for New Notes.

                             ---------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is June 22, 2001
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                              NOTICE TO INVESTORS

     Except as described below, based on interpretations of the SEC staff set forth in no-action letters issued to third parties, we believe that the New Notes issued in exchange for Old Notes may be offered for resale, resold, and otherwise transferred by a holder without further registration under the Securities Act and without delivering a prospectus in connection with any resale of the New Notes, provided that the holder:

     - is acquiring the New Notes in the ordinary course of its business;

     - is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes; and

     - is not an "affiliate" of RadioShack within the meaning of Rule 405 under the Securities Act.

Holders wishing to tender their Old Notes in the exchange offer must represent to us that these conditions have been met. See "The Exchange Offer -- Procedures for Tendering Old Notes".

     Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes cannot rely on these interpretations by the SEC staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Unless an exemption from registration is otherwise available, any secondary resale by a holder intending to distribute New Notes should be covered by an effective registration statement under the Securities Act containing the selling security holder information required by Item 507 of Registration S-K under the Securities Act.

     Each broker-dealer who holds Old Notes acquired for its own account as a result of market-making or other trading activities may exchange the Old Notes pursuant to the exchange offer. However, the broker-dealer may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with its initial resale of each New Note received in the exchange offer. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For so long as the registration statement of which this prospectus is a part is effective under the Securities Act, a broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with its resales of New Notes received for its account in exchange for Old Notes that were acquired by the broker-dealer as a result of market-making or other trading activities. For a period of up to 180 days after the expiration date of the exchange offer, we expect to keep the registration statement effective under the Securities Act solely for, and to make this prospectus available solely to, broker-dealers who request in the letter of transmittal to use it in connection with those resales. IF WE DO NOT RECEIVE ANY LETTERS OF TRANSMITTAL FROM BROKER-DEALERS REQUESTING TO USE THIS PROSPECTUS IN CONNECTION WITH RESALES OF NEW NOTES, WE INTEND TO TERMINATE THE EFFECTIVENESS OF THE REGISTRATION STATEMENT AS SOON AS PRACTICABLE AFTER THE CONSUMMATION OR TERMINATION OF THE EXCHANGE OFFER. AFTER WE TERMINATE THE EFFECTIVENESS OF THE REGISTRATION STATEMENT, BROKER-DEALERS WILL NOT BE ABLE TO USE THIS PROSPECTUS IN CONNECTION WITH RESALES OF NEW NOTES. AS A RESULT ANY BROKER-DEALERS INTENDING TO USE THIS PROSPECTUS IN CONNECTION WITH RESALES OF NEW NOTES MUST DELIVER TO US A LETTER OF TRANSMITTAL STATING SO.

     The Old Notes and the New Notes constitute new issues of securities with no established public trading market. We do not intend to apply for listing of the Old Notes or the New Notes on any securities exchange or for inclusion of the Old Notes or the New Notes in any automated quotation system. We cannot assure you that:

     - an active public market for the New Notes will develop;

     - any market that may develop for the New Notes will be liquid; or

     - holders will be able to sell the New Notes at all or at favorable prices.

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     Future trading prices of the New Notes will depend on many factors, including among other things, prevailing interest rates, our operating results, our credit rating and the market for similar securities.

     Any Old Notes not tendered or accepted in the exchange offer will remain outstanding. To the extent that Old Notes are tendered and accepted in the exchange offer, your ability to sell untendered, and tendered but unaccepted, Old Notes could be adversely affected. Following consummation of the exchange offer, the holders of Old Notes will continue to be subject to the existing restrictions on transfer of the Old Notes, and we will have no further obligation to those holders, under the exchange and registration rights agreement, to register the Old Notes under the Securities Act. There may be no trading market for the Old Notes.

     We will not receive any proceeds from the exchange offer and have agreed to bear the full expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

     THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL WE ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF OLD NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD VIOLATE THE SECURITIES OR BLUE SKY LAWS OF THAT JURISDICTION.

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                                    SUMMARY

     The following summary contains basic information about this exchange offer. It may not contain all the information that is important to you in making your investment decision. More detailed information appears elsewhere in this prospectus and in our consolidated financial statements and accompanying notes that we incorporate by reference. "The Exchange Offer" and the "Description of New Notes" sections of this prospectus contain more detailed information regarding the terms and conditions of the exchange offer and the New Notes. Unless the context clearly implies otherwise the words "company," "we," "our," "ours," and "us" refer to RadioShack Corporation and its subsidiaries.

                                  THE COMPANY

     We are a leading retailer of consumer electronics with a broad retail distribution system engaged in marketing products and services, primarily in the United States and the Caribbean. Through our company-owned stores, our independently owned dealer/franchisees and our website, www.RadioShack.com, we distribute private label and third party branded electronics, brand name personal computers, wireless communication products and services, telephony, direct-to-home satellite systems and services, as well as specialized services and products, including dial-up and high-speed internet access, electronic toys, hard-to-find batteries and prepaid wireless airtime.

     Our principal executive offices are located at 100 Throckmorton Street, Suite 1800, Fort Worth, Texas 76102. Our mailing address is 100 Throckmorton Street, Suite 1800, P.O. Box 17180, Fort Worth, Texas 76102, and our telephone number is (817) 415-3700.

                               THE EXCHANGE OFFER

     On May 11, 2001, we completed a private offering of the Old Notes. At the time of the private offering we entered into an exchange and registration rights agreement in which we agreed to deliver to you this prospectus and to use our reasonable best efforts to complete this exchange offer by January 6, 2002.

New Notes...........................     $350 million in principal amount of our
                                         new 7 3/8% notes due 2011.

Exchange Offer......................     We are offering to issue the New Notes
                                         in exchange for a like principal amount
                                         of outstanding Old Notes that we issued
                                         on May 11, 2001. We are offering to
                                         issue the New Notes to satisfy our
                                         obligations contained in the exchange
                                         and registration rights agreement we
                                         entered into when we sold the Old
                                         Notes. In general, the Old Notes are
                                         subject to transfer restrictions that
                                         will not apply to the New Notes, so
                                         long as:

                                         - you are acquiring the New Notes in
                                           the ordinary course of your business;

                                         - you are not participating, nor have
                                           any arrangement or understanding with
                                           any person to participate, in a
                                           distribution of the New Notes;

                                         - you are not an affiliate of ours; and

                                         - you are not a broker-dealer who holds
                                           Old Notes acquired for its own
                                           account as a result of market-making
                                           or other trading activities.

Expiration Date.....................     The exchange offer will expire at 5:00
                                         p.m. New York City time, on July 27,
                                         2001, unless we

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                                         decide to extend it. We do not
                                         currently intend to extend the exchange
                                         offer.

Purpose of Exchange Offer...........     We are making this exchange offer
                                         solely to satisfy our obligations under
                                         our exchange and registration rights
                                         agreement. The issuance of the New
                                         Notes will not provide us with any new
                                         proceeds.

Conditions to the Exchange Offer....     The exchange and registration rights
                                         agreement does not require us to accept
                                         Old Notes for exchange if the exchange
                                         offer or the exchange of the Old Notes
                                         would violate any applicable law or
                                         interpretation of the staff of the SEC.
                                         The exchange offer is not conditioned
                                         on the tender of a minimum aggregate
                                         principal amount of Old Notes.

Procedures for Tendering Old
Notes...............................     To participate in the exchange offer,
                                         you must complete, sign and date the
                                         letter of transmittal, or a facsimile
                                         of the letter of transmittal, and
                                         transmit it together with all other
                                         documents required by the letter of
                                         transmittal to The Bank of New York as
                                         exchange agent, at the address
                                         indicated on the cover page of the
                                         letter of transmittal. In the
                                         alternative, you can tender your Old
                                         Notes by following the procedures for
                                         book-entry transfer described in this
                                         prospectus.

                                         If your Old Notes are held through The
                                         Depository Trust Company and you wish
                                         to participate in the exchange offer,
                                         you may do so through the automated
                                         tender offer program of The Depository
                                         Trust Company. If you tender under this
                                         program, you will agree to be bound by
                                         the letter of transmittal that we are
                                         providing with this prospectus as
                                         though you had signed the letter of
                                         transmittal.

                                         If a broker, dealer, commercial bank,
                                         trust company or other nominee is the
                                         registered holder of your Old Notes, we
                                         urge you to contact that person
                                         promptly to tender your Old Notes in
                                         the exchange offer.

                                         All documents must be received by the
                                         exchange agent prior to the expiration
                                         of the exchange offer.

Guaranteed Delivery Procedures......     If you wish to tender your Old Notes
                                         and you cannot get your required
                                         documents to the exchange agent on
                                         time, you may tender your Old Notes
                                         according to the guaranteed delivery
                                         procedures described in "The Exchange
                                         Offer -- Guaranteed Delivery
                                         Procedures."

Withdrawal of Tenders...............     You may withdraw your tender of Old
                                         Notes at any time prior to the
                                         expiration of the exchange offer. To
                                         withdraw, you must have delivered a
                                         written or facsimile transmission
                                         notice of withdrawal to the exchange
                                         agent at its address indicated on the
                                         cover page of the letter of transmittal
                                         before the expiration of the exchange
                                         offer.

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Acceptance of Old Notes and Delivery
of New Notes........................     We intend to accept any and all Old
                                         Notes that you properly tender in the
                                         exchange offer prior to the expiration
                                         of the exchange offer. We will return
                                         any Old Notes that we do not accept for
                                         exchange to you without expense as
                                         promptly as practicable after the
                                         expiration of the exchange offer. We
                                         will deliver the New Notes as promptly
                                         as practicable after the expiration of
                                         the exchange offer and acceptance of
                                         the Old Notes for exchange.

Fees and Expenses...................     In general, we will bear all expenses
                                         related to the exchange offer.

Consequences of Failure to Exchange
Old Notes...........................     If you do not exchange your Old Notes
                                         in this exchange offer, you will no
                                         longer have any further rights under
                                         the exchange and registration rights
                                         agreement, including any right to
                                         require us to register your Old Notes
                                         or to pay any additional interest. In
                                         addition, you will not be able to
                                         resell, offer to resell or otherwise
                                         transfer the Old Notes unless we have
                                         registered the Old Notes under the
                                         Securities Act, or unless you resell,
                                         offer to resell or otherwise transfer
                                         them under an exemption from the
                                         registration requirements of, or in a
                                         transaction not subject to, the
                                         Securities Act.

                                         To the extent that Old Notes are
                                         tendered and accepted in the exchange
                                         offer, your ability to sell untendered,
                                         and tendered but unaccepted, Old Notes
                                         could be adversely affected. There may
                                         be no trading market for the Old Notes.

U.S. Federal Income Tax
Considerations......................     The exchange of Old Notes for New Notes
                                         in the exchange offer will not be a
                                         taxable event for U.S. federal income
                                         tax purposes.

Exchange Agent......................     We have appointed The Bank of New York
                                         as exchange agent for the exchange
                                         offer. You should direct questions and
                                         requests for assistance, requests for
                                         additional copies of this prospectus or
                                         the letter of transmittal and requests
                                         for the notice of guaranteed delivery
                                         to the exchange agent addressed as
                                         follows: The Bank of New York, 101
                                         Barclay Street, Corporate Trust
                                         Services Window, Ground Level, New
                                         York, New York 10286, Attention:
                                         William Buckley, Reorganization
                                         Section. Eligible institutions may make
                                         requests by facsimile at (212)
                                         815-6339.

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                             TERMS OF THE NEW NOTES

     The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the transfer restrictions, registration rights and additional interest provisions do not apply to the New Notes. The New Notes will evidence the same debt as the Old Notes, and the same indenture will govern the New Notes and the Old Notes.

     The following summary contains basic information about the New Notes and may not contain all the information that is important to you. For a more complete description of the New Notes, please refer to the section of this prospectus entitled "Description of New Notes."

Issuer..............................     RadioShack Corporation.

New Notes...........................     $350 million aggregate principal amount
                                         of 7 3/8% notes due 2011.

Maturity............................     May 15, 2011.

Interest on the New Notes...........     Annual Rate 7.375%.

Interest Payment Dates..............     May 15 and November 15 of each year,
                                         commencing on November 15, 2001.

Use of Proceeds.....................     The issuance of the New Notes will not
                                         provide us with any new proceeds.

Book Entry; Delivery and Form.......     New Notes will initially be represented
                                         by a new global note registered in the
                                         name of Cede & Co., as nominee of The
                                         Depository Trust Company. Beneficial
                                         interests in the global note will be
                                         shown on, and transfers thereof will be
                                         effected only through, records
                                         maintained in book-entry form by The
                                         Depository Trust Company with respect
                                         to its participants.

Optional Redemption.................     We may redeem some or all of the New
                                         Notes at any time or from time to time
                                         at the redemption price described under
                                         the heading "Description of the New
                                         Notes -- Optional Redemption".

Sinking Fund........................     None.

Ranking.............................     The New Notes are general unsecured
                                         obligations of RadioShack Corporation
                                         and will rank equally with all of the
                                         other general unsecured indebtedness of
                                         RadioShack Corporation.

Restrictive Covenants...............     The indenture governing the New Notes
                                         contains covenants that, among other
                                         things, limit our ability to:

                                         - create liens;

                                         - enter into certain sale/leaseback
                                           transactions;

                                         - merge or consolidate with another
                                           company; and

                                         - convey, transfer or lease our
                                           properties and assets substantially
                                           as an entirety.

Transfer Restrictions; Absence of a
Public Market for the Notes.........     The New Notes generally will be freely
                                         transferable, but will also be new
                                         securities for which there is no

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                                         established public trading market. We
                                         cannot assure you that:

                                         - an active public market for the New
                                           Notes will develop;

                                         - any market that may develop for the
                                           New Notes will be liquid; or

                                         - holders will be able to sell the New
                                           Notes at all or at favorable prices.

                                         Future trading prices of the New Notes
                                         will depend on many factors, including
                                         among other things, prevailing interest
                                         rates, our operating results, our
                                         credit rating and the market for
                                         similar securities. We do not intend to
                                         apply for a listing of the Old Notes or
                                         the New Notes on any securities
                                         exchange or for inclusion of the Old
                                         Notes or the New Notes in any automated
                                         dealer quotation system.

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                             RADIOSHACK CORPORATION

GENERAL

     We primarily engage in the retail sale of consumer electronics through the RadioShack(R) store chain. At March 31, 2001, we operated 5,099 company-owned stores located throughout the United States and in the Caribbean. These stores average approximately 2,300 square feet in gross area and are located in major malls and strip centers, as well as individual storefronts. Our stores carry a broad assortment of both private label and third party branded products. The product lines include:

     - electronic parts and accessories;

     - wireless communications products;

     - conventional telephones and related equipment;

     - audio and video equipment;

     - direct-to-home satellite systems;

     - personal computers and related products;

     - personal electronics; and

     - toys.

     We also provide consumers access to third party services such as:

     - wireless communications services;

     - direct-to-home satellite programming;

     - long distance telephone service;

     - broadband and dial-up Internet access;

     - prepaid wireless airtime; and

     - pager activation.

     At March 31, 2001, we also had a network of over 2,000 dealer/franchise outlets, including 55 outlets located outside of the U.S. These outlets provide private label and third party branded products and services to smaller communities. The dealers are generally engaged in other retail operations and supplement their sales with our products.

STRATEGIC ALLIANCES

     We have formed strategic alliances with well-recognized companies. These strategic alliances collectively have, or are expected to have, a significant impact on our operations and financial strategy. These strategic alliances include:

     - At Home Corporation. On October 20, 2000, we announced a strategic alliance with At Home Corporation ("Excite@Home"), the country's leading broadband online service provider, whose major cable partners include Comcast, AT&T and Cox, among others. The agreement also encompasses joint marketing and an Excite@Home promotional display in some of our stores. Excite@Home service was introduced in our stores in select markets in November 2000.

     - Blockbuster Inc. On February 27, 2001, we announced an alliance with Blockbuster to introduce a RadioShack "store-within-a-store" concept within certain Blockbuster locations. The size of the merchandising areas will vary depending on the size of the participating Blockbuster store, but may range from 600-square foot sections to smaller kiosks. A wide selection of our most popular products and services will be featured. The specific inventory for the stores will be determined as
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       the program moves forward. The test phase calls for up to 130 select
       Blockbuster stores in four markets to contain "store-within-a-store" fixtures by summer 2001. If the test phase proves successful and the alliance goes forward, we believe that this alliance could provide access to a complementary customer base, as well as expand our current outlet base.

     - Compaq Computer Corporation. Compaq is the sole supplier of personal computers sold through our retail stores and on our website, www.RadioShack.com.

     - DIRECTV, Inc. We sell direct-to-home satellite systems and activate customers for direct-to-home satellite programming, provided exclusively by DIRECTV. We are currently negotiating a new financial model with DIRECTV for sales of direct-to-home satellite systems and programming. There can be no assurance we will be able to successfully negotiate a new financial model on terms favorable to us.

     - Microsoft Corporation. Microsoft's in-store display allows our customers to view demonstrations of narrowband and broadband technology and subscribe to MSN(TM) dial-up or broadband Internet access, as well as view, on-line or in the stores, a broad range of existing and future products, solutions and services based on Microsoft technologies. As of December 31, 2000, substantially all of our company-owned stores and approximately half of the dealer/franchise outlets had been fixtured for the Microsoft Internet Center @ RadioShack via a "store-within-a-store" concept.

     - Sprint Communications Company and Sprint PCS. Through a telecommunications alliance with Sprint, our customers have access to wireless PCS telephones and service, prepaid calling cards and long distance telephone service, as well as residential telephones and related telephony products, at the "Sprint Store at RadioShack."

     - Thomson Multimedia. Thomson, which owns the RCA brand, supplies RadioShack with various RCA-branded audio and video components such as televisions, direct-to-home satellite systems, VCRs, camcorders, DVD players, digital cameras, CD shelf systems and other digital entertainment products. RCA products are sold through the RCA Digital Entertainment Center at our stores via a "store-within-a-store," which we launched in June 2000.

     - Verizon Wireless. On August 1, 2000, we announced a multi-year wireless telephone alliance with Verizon Wireless, the nation's largest wireless communications service provider. This strategic alliance will permit almost 4,400 company-owned stores to consolidate cellular service offerings with a single service provider, thereby creating training, marketing, inventory, repair and other supply-chain synergies. Additionally, together with Verizon Wireless, we have launched a Verizon Wireless "store-within-a-store" in approximately 4,400 company-owned stores. In addition to our existing relationship with Sprint, the Verizon Wireless alliance allows us to offer a second national wireless carrier in a majority of our retail stores. We continue to offer cellular service in other retail outlets through various cellular carriers in areas not covered by Verizon Wireless.

RADIOSHACK.COM

     In October 1999, we launched our www.RadioShack.com website. As of March 31, 2001, there were over 22,000 products available through the website. We anticipate adding additional products in 2001. Online customers can purchase, return or exchange products available on the website at their local RadioShack store. Our clicks and mortar strategy is designed to draw repeat traffic not only to our website, but also to our retail stores and dealer/franchise outlets.

RETAIL SUPPORT OPERATIONS

     RadioShack International Procurement. RadioShack International Procurement provides a wide-range of international import/export, sourcing, evaluation, logistics and quality services for us. RadioShack International Procurement also provides services for outside customers, primarily InterTAN, Inc. Most of RadioShack International Procurement's activity for InterTAN involves sourcing of private label goods from manufacturers in Asia.
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     Consumer Electronics Manufacturing.  We operate seven manufacturing facilities in the United States and one overseas manufacturing operation in China. These eight manufacturing facilities employed approximately 3,700 employees as of December 31, 2000. We manufacture a variety of products, primarily sold through our retail outlets, including telephony, antennas, wire and cable products and a wide variety of "hard to find" parts and accessories for consumer electronic products.

     RadioShack Customer Support. Using state-of-the-art telephone and data networks, our customer support responds to more than six million phone calls and emails annually. The responses include answers to technical questions, customer service inquiries and direct sales requests relating to our catalog operations, website and "hard to find" products.

     RadioShack Installation Services. RadioShack Installation Services, through its 54 field offices located in 26 states, designs, installs and maintains cabling systems for the transmission of video, voice and data, for home and commercial use. RadioShack Installation Services provides these services to us and other outside parties. The services provided to us consist primarily of customer direct-to-home satellite system installations, but also include installations relating to broadband Internet access.

     RadioShack Service Centers. We maintain a service and support network to service the consumer electronics and personal computer retail industry in the United States. At March 31, 2001, we operated 54 service centers in the U.S. which repair name brand and private label products sold from our various sales channels. We also provide vendor-authorized services for leading manufacturers, including Compaq, Sony, Hitachi, Hewlett-Packard, Thomson and Nokia, and also perform repairs for third party service centers and extended service plan providers under national service agreements.

     RadioShack Technology Services. Our management information system architecture is composed of a distributed, online network of computers that links all stores, customer channels, delivery locations, service centers, credit providers, distribution facilities and the corporate offices into a fully-integrated system. Each store has its own server to support the point of sale system. This design also allows store management to track sales and/or inventory at the product, customer or sales associate level. This division provides the majority of our programming and system analysis needs.

     Regional Distribution Centers. We have 10 distribution centers which ship over one million cartons each month to the company-owned retail stores and dealer/franchise outlets. Four of these distribution centers also serve as fulfillment centers for on-line purchases made through www.RadioShack.com.

THINK GROWTH INITIATIVE

     In December 2000, we announced our new Think Growth initiative. This initiative is designed to generate incremental sales and profit opportunities beyond our existing product and service categories and customer base. We formed three Strategic Business Units to better align the organization with its business strategy of demystifying technology for the mass market and, ultimately becoming America's connectivity solution. The three SBUs are The Connecting People SBU, The Connecting Places SBU and The Connecting Things SBU.

     The Connecting Things SBU focuses on our core product offerings of parts and accessories, and seasonal products including toys, personal electronics and batteries, in addition to parts and components offered to commercial customers. In light of increased sales of giftable items and the advent of digital convergence which requires additional accessories, we anticipate enhanced sales growth for these highly profitable products.

     The Connecting People SBU concentrates on communications products and third party services. This includes current offerings and emerging technologies such as combining wireless products and the Internet, as well as high-speed video phones. This SBU offers telephones and telephone accessories, wireless phones and accessories, pagers and other related services, as well as radio communications devices. Our strategic alliances for The Connecting People SBU include both Sprint PCS and Verizon Wireless.

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     The Connecting Places SBU focuses on personal computers, Internet appliances, hand-held computer devices and related products, audio and video products and services, including direct-to-home satellite systems and services, and dial-up and broadband Internet access. Many of the products and services in this SBU provide customer solutions for connecting to and utilizing high speed bandwidth. Bandwidth refers to volume at which data can be transmitted. By using high speed bandwidth, customers can access instantly available and/or high speed Internet connections, movies on demand and multiple phone/fax connections through satellite, or a single phone or cable line. Through our strategic alliances with Compaq, DIRECTV, Excite@Home, Microsoft and Thomson, this SBU offers convenience, service and product specialties.

     Each SBU is designed to find more efficient and convenient ways to serve our sales channels. In addition to approximately 5,100 company-owned stores and 2,100 dealer/franchise outlets, our existing and emerging sales channels include the www.RadioShack.com website and catalog operations, as well as a sophisticated outbound and inbound telephone call center.

RECENT DEVELOPMENTS

     On May 4, 2001, we announced that total sales from our retail division, including sales to our dealer/franchise outlets, decreased 4.3% to $313.4 million for the month of April 2001 from $327.5 million for the month of April 2000. On a comparable store basis, sales at company-owned stores decreased 2% in April 2001 as compared to April 2000. For the four months ended April 30, 2001, our total sales increased 5.9% to $1,418.9 million from $1,340.2 million in the four months ended April 30, 2000. On a comparable store basis, sales at company-owned stores increased 5% in the four months ended April 30, 2001, as compared to the four months ended April 30, 2000.

     On May 29, 2001, we announced that we anticipate diluted earnings per share will be between $0.25 and $0.27 per share for the three months ended June 30, 2001 and that gross margins would be lower than expected in the three months ended June 30, 2001 due to lower realized gross margin in wireless communications. For 2001, we anticipate that diluted earnings per share, excluding the provision for a loss on an Internet-related investment, could decline approximately 10% from 2000.

     On June 7, 2001, we announced that total sales from our retail division, including sales to our dealer/franchise outlets, were flat at $326.0 million for the month of May 2001, as compared to $325.2 million for the month of May 2000. On a comparable store basis, sales at company-owned stores increased 2% in May 2001, as compared to May 2000. For the five months ended May 31, 2001, our total sales increased 5% to $1,744.1 million, up from $1,666.1 million in the five months ended May 31, 2000. On a comparable store basis, sales at company-owned stores increased 5% in the five months ended May 31, 2001, as compared to the five months ended May 31, 2000.

SEASONALITY

     As is the case with other retail businesses, we experience greater net sales and other revenues during the Christmas season than during other periods of the year. There is a corresponding pre-seasonal inventory build-up, which requires working capital related to the anticipated increased sales volume. See
Note 21 of the Notes to Consolidated Financial Statements contained in our Annual Report filed on Form 10-K for the year ended December 31, 2000 for quarterly data.

PATENTS AND TRADEMARKS

     We own or are licensed to use many trademarks and service marks related to our business in the U.S. and in foreign countries. Some of the most widely used marks are:

     - Radio Shack(R);

     - RadioShack(R);

     - RadioShack.com(TM);

     - You've got questions. We've got answers(R);

     - America's Home Connectivity Store(R); and

     - Around The Corner and Around The Clock(TM).

     We believe that our name and marks are well recognized by consumers and that the name and marks are associated with high-quality service. Our manufactured products are sold primarily under the RadioShack trademark. We also own various patents relating to electronic products we design and manufacture. We believe that the loss of the RadioShack name and RadioShack marks would be material to our business.

SUPPLIERS

     Our marketing strategy depends upon our ability to offer both private label and third party branded products, as well as third party services, to our customers. We use a large number of suppliers located in various parts of the world to obtain parts, components and private label merchandise. We do not expect a lack of availability of any particular item or any single private label product to have a material impact on our operations. With respect to third party branded products sold by us, no single vendor provided in excess of 10% of our aggregate product purchases in 2000. However, certain vendors, strategic allies and service providers are important to our business and the loss of or disruption in supply from one or more of these parties could have a material adverse effect on our sales. Additionally, certain suppliers have, at times, limited their supply of products to us due to shortages in the market.

BACKLOG ORDERS

     No material backlog of orders exists for the products or services we sell.

COMPETITION

     The consumer electronics retail business remains highly competitive, driven by technology and product cycles as well as the overall state of the economy.

     In the consumer electronics retailing business, competitive factors include product price, availability, quality and features, consumer services, manufacturing and distribution capability, brand reputation and the number of competitors. We compete in the sale of our products and services with several retail formats. Consumer electronics retailers include both Circuit City and Best Buy/MusicLand. Department and specialty stores, such as Sears and The Home Depot, compete on more of a select product scale. Sprint PCS and Verizon Wireless compete directly with us through their own retail and online presence. Mass merchants such as Wal-Mart and Target and other alternative channels of distribution such as mail order and e-commerce, compete with us on a more widespread basis. With respect to the products we sell, numerous domestic and foreign companies also manufacture similar products for other retailers, which are sold under nationally recognized brand names or private labels.

     Two primary factors differentiate us from our competition. First is our extensive physical retail presence of approximately 7,200 conveniently located retail outlets. Additionally, our specially trained sales staff is capable of providing enhanced product explanations, assisting customers with service activation, where applicable, and assisting with the selection of appropriate products and accessories.

     Another differentiating factor is our strategic alliances with well-recognized companies. These alliances with such companies as Microsoft, Sprint, Verizon Wireless, Thomson (RCA) and Compaq, among others, augment the strong position that we have historically maintained in our core product categories such as batteries, communications equipment, telephony, antennas and parts and accessories. Additionally, we leverage name brand recognition, marketing efforts and advertising campaigns with our allies and also create cross-revenue opportunities for repair service income, residual income, consumer acquisition fees and rebates.

     Given the highly competitive nature of the consumer electronics retail business, no assurance can be given that we will continue to successfully compete. Also, in light of the ever-changing nature of the electronics retail industry, we would be adversely affected if our competitors were able to offer their products at significantly lower prices, introduce innovative or technologically superior products not yet available to us, or if we were unable to obtain certain products in a timely manner or for an extended period of time.

     Regarding the expansion of the Internet, we do not believe e-commerce retailers currently provide significant competition to us. This situation, however, could change and become significant over time. We believe that we are well-positioned to meet the increasing competition from Internet retailers with our www.RadioShack.com website, coupled with our extensive physical retail presence, service capabilities and wide assortment of consumer electronics products.

EMPLOYEES

     As of March 31, 2001, we employed approximately 38,500 people. Our employees are not covered by collective bargaining agreements nor are they members of labor unions. We consider our relationship with our employees to be good.

                             NO CASH PROCEEDS TO US

     This exchange offer is intended to satisfy our obligations under the exchange and registration rights agreement we entered into when we sold the Old Notes. We will not receive any proceeds from the issuance of the New Notes and have agreed to pay all of the expenses of the exchange offer. In consideration for issuing the New Notes, we will receive, in exchange, a like principal amount of Old Notes. The Old Notes surrendered in exchange for the New Notes will be retired and canceled and cannot be reissued. Accordingly, issuing the New Notes will not result in any increase in our outstanding debt.

                                 CAPITALIZATION

     The following table sets forth our consolidated summary capitalization at March 31, 2001 on both a historical and as adjusted basis to reflect the sale of the Old Notes and the application of the net proceeds to repay all of our short-term debt, not including current maturities of long-term debt, and for general corporate purposes. The table should be read in conjunction with the discussion under the headings "Selected Consolidated Financial Information" and "Management's Discussion and Analysis of Operations and Financial Condition" and our consolidated financial statements and related notes incorporated by reference herein.

                                                                   MARCH 31, 2001
                                                              -------------------------
                                                                                AS
                                                                ACTUAL       ADJUSTED
                                                              -----------   -----------
                                                              (IN MILLIONS, EXCEPT FOR
                                                                   SHARE AMOUNTS)
Short-term debt(1)..........................................   $   338.3     $      --
                                                               =========     =========
Current maturities of long-term debt........................   $    69.2     $    69.2
                                                               =========     =========
Long-term debt..............................................       249.8         249.8
  7 3/8% Notes due 2011.....................................          --         350.0
                                                               ---------     ---------
          Total long-term debt..............................       249.8         599.8
                                                               ---------     ---------
Stockholders' equity:
Preferred stock, no par value, 1,000,000 shares authorized:
  Series A junior participating, 300,000 shares designated
     and none issued........................................          --            --
  Series B convertible (TESOP), 100,000 shares authorized
     and 68,200 shares issued...............................        68.2          68.2
Common stock, $1 par value, 650,000,000 shares authorized
  and 236,033,000 shares issued.............................       236.0         236.0
Additional paid-in capital..................................       125.8         125.8
Retained earnings...........................................     1,694.9       1,694.9
Treasury stock, at cost; 50,234,000 shares..................    (1,198.4)     (1,198.4)
Other equity(2).............................................       (10.4)        (10.4)
                                                               ---------     ---------
          Total stockholders' equity........................       916.1         916.1
                                                               ---------     ---------
          Total long-term capitalization....................   $ 1,165.9     $ 1,515.9
                                                               =========     =========

---------------

(1) Short-term debt consists primarily of outstanding commercial paper and uncommitted money market borrowings from commercial banks.

(2) Other equity consists of "Unearned deferred compensation" and "Accumulated other comprehensive loss."

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected consolidated financial information for the three months ended March 31, 2001 and 2000 and the years ended December 31, 2000 through 1996 are derived from our consolidated financial statements contained in our Quarterly Reports on Form 10-Q and our Annual Reports on Form 10-K for the relevant periods. You should read the information together with, and the information is qualified by reference to, our consolidated financial statements and related notes for the three months ended March 31, 2001 and 2000 and the three years ended December 31, 2000 and the other financial information included or incorporated by reference herein.

                                              THREE MONTHS ENDED
                                                   MARCH 31,                       YEAR ENDED DECEMBER 31,
                                              -------------------    ----------------------------------------------------
                                                2001       2000        2000       1999       1998       1997       1996
                                              --------   --------    --------   --------   --------   --------   --------
                                                          (IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
SELECTED OPERATIONS DATA:
Net sales and operating revenues............  $1,139.5   $1,047.3    $4,794.7   $4,126.2   $4,787.9   $5,372.2   $6,285.5
Cost of products sold.......................     593.0      531.3     2,425.1    2,042.7    2,783.5    3,357.9    4,263.1
                                              --------   --------    --------   --------   --------   --------   --------
Gross profit................................     546.5      516.0     2,369.6    2,083.5    2,004.4    2,014.3    2,022.4
                                              --------   --------    --------   --------   --------   --------   --------
Operating expenses (income):
  Selling, general and administrative.......     405.2      374.0     1,633.6    1,486.4    1,580.3    1,580.3    1,761.1
  Depreciation and amortization.............      27.7       25.7       107.3       90.2       99.0       97.2      108.6
  Restricted stock awards...................        --       (1.0)       (1.0)       9.6       82.6         --         --
  Provision for loss on sale of Computer
    City....................................        --         --          --         --      108.2         --         --
  Provision for restructuring costs.........        --         --          --         --         --         --      162.1
  Impairment of long-lived assets...........        --         --          --         --         --         --      112.8
                                              --------   --------    --------   --------   --------   --------   --------
Total operating expenses....................     432.9      398.7     1,739.9    1,586.2    1,870.1    1,677.5    2,144.6
                                              --------   --------    --------   --------   --------   --------   --------
Operating income (loss).....................     113.6      117.3       629.7      497.3      134.3      336.8     (122.2)
Interest income.............................       4.4        4.6        17.8       20.4       10.8       13.2       13.0
Interest expense............................     (13.0)      (9.5)      (53.9)     (37.2)     (45.4)     (46.1)     (36.4)
Provision for loss on Internet-related
  investment................................     (30.0)        --          --         --         --         --         --
                                              --------   --------    --------   --------   --------   --------   --------
Income (loss) before income taxes...........      75.0      112.4       593.6      480.5       99.7      303.9     (145.6)
Provision (benefit) for income taxes........      28.5       42.7       225.6      182.6       38.4      117.0      (54.0)
                                              --------   --------    --------   --------   --------   --------   --------
Net income (loss)...........................  $   46.5   $   69.7    $  368.0   $  297.9   $   61.3   $  186.9   $  (91.6)
                                              ========   ========    ========   ========   ========   ========   ========
Basic net income (loss) available per common
  share.....................................  $   0.24   $   0.36    $   1.94   $   1.51   $   0.28   $   0.84   $  (0.41)
Diluted net income (loss) available per
  common share..............................  $   0.23   $   0.35    $   1.84   $   1.43   $   0.27   $   0.82   $  (0.41)
Dividends declared per common share.........  $  0.055   $  0.055    $  0.220   $  0.205   $  0.200   $  0.200   $  0.200
SELECTED BALANCE SHEET DATA:
Total assets................................  $2,323.4   $2,102.0    $2,576.5   $2,142.0   $1,993.6   $2,317.5   $2,583.4
Working capital.............................  $  604.2   $  444.9    $  585.8   $  478.1   $  419.1   $  739.1   $  746.3
Total debt..................................  $  657.3   $  586.2    $  781.5   $  508.3   $  468.3   $  535.6   $  362.3
Total debt as a percentage of total
  capitalization............................      41.8%      45.7%       47.0%      38.0%      35.6%      33.6%      22.3%
OTHER DATA:
EBITDA(1)...................................  $  141.3   $  143.0    $  737.0   $  587.5   $  233.3   $  434.0   $  (13.6)
Ratio of earnings to fixed charges(2).......      3.34       5.12        5.69       5.51       1.84       3.52         --
Net cash provided (used) by operating
  activities................................  $  154.5   $   (0.3)   $  116.5   $  561.6   $  414.8   $  320.3   $  307.5
Net cash provided (used) by investing
  activities................................  $  (28.3)  $   85.6    $  (34.0)  $ (121.0)  $  (93.0)  $  (63.9)  $ (112.9)
Net cash used by financing activities.......  $ (143.0)  $ (162.7)   $ (116.4)  $ (340.5)  $ (363.2)  $ (272.0)  $ (216.6)

---------------

(1) EBITDA consists of earnings (loss) before preferred stock dividends, interest income, interest expense, income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as a substitute for, or superior to, operating income, net income, cash flows and other measures of financial performance prepared in accordance with generally accepted accounting principles. EBITDA should be considered in conjunction with all of the information in Selected Consolidated Financial Information, our consolidated financial statements and the related notes included herein. We have presented EBITDA because it is used by certain investors to determine a company's ability to service debt. EBITDA may differ in the method of calculation from similarly titled measures used by other companies.

(2) Earnings used in computing the ratio of earnings to fixed charges consist of pre-tax earnings and fixed charges. Fixed charges are defined as interest expense related to debt, amortization expense related to deferred financing costs and a portion of rental charges. Pre-tax earnings were not sufficient to cover fixed charges during 1996 by approximately $145.6 million. Excluding $366.3 million in restructuring and other charges, the 1996 ratio of earnings to fixed charges would have been 2.57.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                       OPERATIONS AND FINANCIAL CONDITION

STOCK SPLIT

     On May 25, 1999, our Board of Directors declared a two-for-one split of our common stock, payable on June 21, 1999. Unless otherwise noted, all references to the number of shares per share amounts, cash dividends and any other reference to shares have been adjusted to reflect the split on a retroactive basis. Previously awarded stock options, restricted stock awards and all other agreements payable in shares of our common stock have also been adjusted or amended to reflect the split.

RETAIL OUTLETS

     The following table shows the number of and average size of our company-owned stores and dealer/franchise outlets at the end of the three months ended March 31, 2001 and 2000 and at the end of each year for each of the last three years:

                                                      NUMBER OF           NUMBER OF
                                                       OUTLETS             OUTLETS
                                                        AS OF               AS OF
                                        AVERAGE       MARCH 31,         DECEMBER 31,
                                      OUTLET SIZE   -------------   ---------------------
                                       (SQ. FT.)    2001    2000    2000    1999    1998
                                      -----------   -----   -----   -----   -----   -----
Company-Owned.......................     2,300      5,099   5,052   5,109   5,087   5,039
Dealer/Franchise....................       N/A      2,067   2,091   2,090   2,099   1,991
                                                    -----   -----   -----   -----   -----
          Total outlets.............                7,166   7,143   7,199   7,186   7,030
                                                    =====   =====   =====   =====   =====

     The following table shows the aggregate square footage owned or leased by us at the end of each of the last two years:

                                        APPROXIMATE SQUARE FOOTAGE AT DECEMBER 31,
                                     -------------------------------------------------
                                              2000                      1999
                                     -----------------------   -----------------------
                                     OWNED   LEASED   TOTAL    OWNED   LEASED   TOTAL
                                     -----   ------   ------   -----   ------   ------
                                                      (IN THOUSANDS)
RETAIL
RadioShack.........................    --    12,113   12,113     --    11,990   11,990
Other..............................   102        --      102    162        --      162
                                     -----   ------   ------   -----   ------   ------
          Total retail.............   102    12,113   12,215    162    11,990   12,152
                                     =====   ======   ======   =====   ======   ======
SUPPORT OPERATIONS
Manufacturing......................   502       201      703    505       201      706
Distribution centers and office
  space............................  3,659    1,532    5,191   3,496    1,512    5,008
                                     -----   ------   ------   -----   ------   ------
          Total support
            operations.............  4,263   13,846   18,109   4,163   13,703   17,866
                                     =====   ======   ======   =====   ======   ======

RESULTS OF OPERATIONS

  First Quarter 2001 Compared with First Quarter 2000

     Net Sales and Operating Revenues. Our sales increased 8.8% to $1,139.5 million for the three months ended March 31, 2001, from $1,047.3 million in the three months ended March 31, 2000. Comparable store sales increased 7.4% for the first quarter of 2001, when compared to the first quarter of last year. Our comparable store sales increase was primarily driven by increased sales of audio and video equipment, including direct-to-home satellite systems and services, wireless phones and personal computer products. Increased sales of parts, batteries and accessories also contributed to our comparable store sales increase.

     Sales in the electronic parts, accessories and specialty equipment category increased approximately 8% during the three months ended March 31, 2001, compared to the three months ended March 31, 2000. This increase was due primarily to increased sales of video cables and accessories, batteries and, to a lesser extent, DC adapters and computer accessories and supplies.

     Sales in the communications category increased approximately 6% during the quarter ended March 31, 2001, compared to the quarter ended March 31, 2000. This sales increase was due primarily to increases in both unit and dollar sales of wireless telephones.

     Sales in our audio and video category increased approximately 17% in the first quarter of 2001, compared to the first quarter of 2000. This sales increase was due primarily to increased sales of direct-to-home satellite systems and services. The audio and video category also benefited from increased sales of RCA-branded DVDs, VCRs, home theater products and other digital equipment.

     Sales in the personal electronics and seasonal products category increased slightly during the first quarter of 2001, as compared to the first quarter of 2000.

     Sales in the personal computers and peripherals category increased approximately 16% during the first quarter of 2001, compared to the first quarter of 2000, despite an 8% decrease in the average selling price of CPUs for the same period. Our increased sales in CPUs and monitors, as well as an increase in sales of handheld pocket PCs and Internet devices, contributed to our first quarter sales increase.

     Our services and other category, which includes residuals and income from prepaid wireless airtime, repair services and extended service contracts, increased approximately 6% in the first quarter of 2001, as compared to the first quarter of 2000. Increases in residual income, primarily from wireless service providers, were partially offset by a decrease in sales of prepaid wireless airtime.

     Gross Profit. For the three months ended March 31, 2001, gross profit dollars increased 5.9%, as compared to the three months ended March 31, 2000, but gross profit decreased to 48.0% of net sales and operating revenues in the three months ended March 31, 2001, from 49.3% of net sales and operating revenues for the three months ended March 31, 2000. This decrease was due primarily to increased margin pressures associated with sales of direct-to-home satellite systems and services and markdowns taken on computers as we introduced new models. In addition, both the audio/video and personal computer categories increased as a percentage of sales, further impacting our gross profit percentage decline. The gross profit percent decreases in the audio and video category and in the personal computer category were partially offset by increased residuals, which have a 100% gross margin, as well as by an increase in the gross profit percentage for the parts and accessories category. We anticipate that gross profit as a percentage of net sales and operating revenues will continue to decrease during the remainder of 2001, when compared to the prior year, due to the sales mix described above and lower realized gross margins in the wireless communications category.

     Selling, General and Administrative Expense. For the first quarter of 2001, our SG&A expense in dollars increased 8.3% or $31.2 million, when compared to the first quarter of 2000. However, SG&A expense as a percentage of net sales and operating revenues for the quarter ended March 31, 2001 decreased slightly when compared to the quarter ended March 31, 2000. This decrease was primarily due to increased comparable store sales in the first quarter of 2001, which had a positive effect on our overall expense rate structure.

     For the three months ended March 31, 2001, advertising expense increased in both dollars and as a percentage of net sales and operating revenues from the three months ended March 31, 2000. This was due primarily to a shift from print to broadcast media. Rent expense increased in dollars for the quarter ended March 31, 2001, but remained at the same percentage of net sales and operating revenues as the quarter ended March 31, 2000. The dollar increase was due to 47 new store openings, lease renewals at slightly higher rates and, to a lesser extent, an increase in the average size of our stores. Salary expense increased in dollars during the first quarter of 2001 from the first quarter of 2000, because of retail store expansions and increases in commission, bonuses and other incentives resulting from comparable store sales and profits. However, salary expense decreased as a percentage of net sales and operating revenues during the first quarter of 2001 from the first quarter of 2000, due to the positive leverage achieved from increased sales.

     Net Interest Expense. Interest expense, net of interest income, for the three months ended March 31, 2001 was $8.6 million versus $4.9 million for the three months ended March 31, 2000. Interest expense increased $3.5 million due to our higher average debt outstanding during the first quarter of 2001, when compared to the first quarter of 2000. Interest income decreased slightly for the three months ended March 31, 2001, compared to the three months ended March 31, 2000. We expect interest expense, net of interest income, to decrease slightly during the remainder of 2001, when compared to the prior year due to an anticipated decrease in overall debt levels.

     Provision for Income Taxes. Provision for income taxes for each quarterly period is based on the estimate of the annual effective tax rate for the year, which we evaluate quarterly. The effective tax rate for the first quarters of both 2001 and 2000 was 38.0%.

     Provision for Loss of Internet-Related Investment. During the second quarter of 2000, we made a $30.0 million investment in Digital:Convergence Corporation, a privately-held Internet technology company. We believe that our investment has experienced a decline in value that, in our opinion, is other than temporary. This belief is due to the uncertainty surrounding Digital:Convergence's ability to secure sufficient additional funding or to complete an initial public offering. As such, in the first quarter of 2001, we recorded a loss provision of $30.0 million for this investment.

  Calendar Year 2000 Compared with Calendar Year 1999

     Net Sales and Operating Revenues. Our overall sales increased 16.2% to $4,794.7 million in 2000 from $4,126.2 million in 1999, due primarily to a 10.9% comparable company-owned store sales gain and the opening of 22 new stores, net of store closures. Additionally, sales to our dealer/franchise outlets experienced strong growth throughout the year. Our comparable store sales increase was due primarily to increased sales of communications products and sales of audio and video equipment, which includes direct-to-home satellite systems and services. Despite weakening in the retail sector, we expect a positive store sales gain for 2001. The following table summarizes our retail sales breakdown by category as a percent of our total retail sales (excluding outside sales from retail support operations):

                                                  PERCENT OF RADIOSHACK RETAIL SALES
                                                        YEAR ENDED DECEMBER 31,
                                                 -------------------------------------
                                                 2000    1999    1998    1997    1996
                                                 -----   -----   -----   -----   -----
Communications.................................   27.9%   29.3%   28.5%   27.5%   24.4%
Electronic parts, accessories and specialty
  equipment....................................   24.8    27.2    30.0    31.5    32.3
Audio and video................................   22.5    17.1    15.5    16.8    18.0
Personal electronics and seasonal..............    8.6     9.4    10.4    11.6    12.4
Personal computers and peripherals.............    8.7     8.7     9.1     9.4    10.4
Services and other.............................    7.5     8.3     6.5     3.2     2.5
                                                 -----   -----   -----   -----   -----
                                                 100.0%  100.0%  100.0%  100.0%  100.0%
                                                 =====   =====   =====   =====   =====

     The communications category includes wireless communications such as cellular and PCS telephones, as well as residential telephones, answering machines, pagers and other related telephony products. The communications category increased 10% in dollars, but decreased as a percentage of total retail sales to 27.9% in 2000, from 29.3% in 1999. This category decrease was due to the audio and video category becoming a larger percentage of total retail sales. Unit sales of PCS and cellular telephones increased 23% over the prior year to
4.1 million units

     Sales of electronic parts, accessories and specialty equipment decreased as a percentage of total retail sales in 2000 when compared to 1999, despite a 5% sales gain. This category represented 24.8% of our retail sales mix in 2000, down from 27.2% in 1999, primarily due to the audio and video category becoming a higher percent of our product mix in 2000. We expect this category to increase in sales, but decrease as a percentage of our retail sales mix in 2001.

     Sales in the audio and video category increased approximately 47% in 2000, when compared to 1999, due primarily to the June 2000 launch of The RCA Digital Entertainment Center at RadioShack and a significant increase in direct-to-home satellite system and services sales. As a percentage of our retail sales, the audio and video category increased to 22.5% in 2000 from 17.1% in 1999. This category includes televisions, VCRs, camcorders, DVD players, digital cameras, CD shelf systems and other digital entertainment products, in addition to direct-to-home satellite systems and services. Management believes the audio and video category will continue to increase in dollar sales and as a percent of our total retail sales in 2001.

     Personal electronics and seasonal products decreased to 8.6% of our retail sales mix in 2000 from 9.4% in 1999, due primarily to an overall shift in the product mix described above. This category experienced a 5% sales increase over the prior year as a result of increased sales of giftable items, electronic gadgets and remote control cars.

     Sales of personal computers and peripherals were 8.7% of our retail sales in both 2000 and 1999. This category had a 12% unit sales gain in CPUs and had a 15% dollar sales gain for the year. The average selling price of CPUs decreased 6%, in line with the general market decline. We expect revenues from computer sales to be lower in 2001 than 2000 due to lower average selling prices of CPUs and monitors in 2001 as compared to 2000. In addition, we believe the retail computer industry will not be as robust in 2001 as in prior periods. However, we expect increased sales of computer accessories, peripherals and handheld computers as well as increased sales of services, such as extended service contracts and internet access, for the remainder of 2001.

     Sales in the services and other category, which includes residual income, as well as income from prepaid wireless airtime, repair services and extended service contracts, increased approximately 7% in dollars, but decreased as a percent of our retail sales to 7.5% in 2000 from 8.3% in 1999. The increase in sales was primarily due to an increase in residual income received from third party providers of wireless communications, offset by a decrease in sales of prepaid wireless airtime. Sales in the services and other category also decreased due to the reclassification of RadioShack.com sales from this category to the appropriate product categories in 2000. Residual income is also earned on sales of Sprint long distance and paging services. Residual income varies by third party service provider, but is typically a portion of the continuing service revenue paid by the consumer to the service provider throughout the ensuing months and/or years of that consumer's subscription. In 2000, we earned approximately $104.0 million of residual income, compared to $63.0 million in 1999. At year end, we earned residual income on approximately 6.1 million service provider subscribers. We expect residual income to continue to increase in 2001; however, increases are dependent upon such factors as continued usage of certain services and stability of average revenue per subscriber, among other factors.

     Gross Profit. Gross profit was $2,369.6 million or 49.4% of net sales and operating revenues, compared with $2,083.5 million or 50.5% of net sales and operating revenues in 1999. This gross profit percentage decrease was partially due to a shift within our product offerings to increased sales of third party branded audio and video products, primarily direct-to-home satellite systems, which have a lower gross margin than our overall gross margin. To a lesser degree, the gross profit percentage decrease resulted from a decrease in the wireless communications gross margin. The decrease was further impacted by increased sales to dealer/franchise stores, which have a lower gross margin percentage than sales to retail customers. This decrease was partially offset by an increase in residual income, which has 100% gross margin, as well as by an increase in the gross profit percentages for both the personal computer and peripherals category and the parts, accessories and specialty equipment category.

     Selling, General and Administrative Expense. The table below summarizes the breakdown of various components of our consolidated selling, general and administrative, or SG&A, expense and its related percentage of total sales and operating revenues.

                                                 YEAR ENDED DECEMBER 31,
                         -----------------------------------------------------------------------
                                 2000                    1999                     1998
                         ---------------------   ---------------------   -----------------------
                                    % OF SALES              % OF SALES                % OF SALES
                                       AND                     AND                       AND
                         DOLLARS     REVENUES    DOLLARS     REVENUES    DOLLARS(2)    REVENUES
                         --------   ----------   --------   ----------   ----------   ----------
                                                      (IN MILLIONS)
Payroll and
  commissions..........  $  836.2      17.4%     $  741.8(1)    18.0%     $  734.1(1)    15.3%
Rent...................     215.2       4.5         205.5       5.0          217.4        4.5
Advertising............     227.1       4.7         199.9       4.8          208.7        4.4
Other taxes............      98.6       2.1          91.2       2.2           96.1        2.0
Utilities and
  telephone............      69.4       1.4          62.2       1.5           71.5        1.5
Insurance..............      56.4       1.2          47.6       1.2           50.6        1.1
Credit card fees.......      31.7       0.7          27.5       0.7           38.6        0.8
Stock purchase and
  savings plans........      22.8       0.5          21.0       0.5           20.4        0.4
Other..................      76.2       1.6          89.7       2.1          142.9        3.0
                         --------      ----      --------      ----       --------       ----
                         $1,633.6      34.1%     $1,486.4      36.0%      $1,580.3       33.0%
                         ========      ====      ========      ====       ========       ====

---------------

(1) Excludes compensation expense for restricted stock awards of $9.6 million and $82.6 million relating to 1999 and 1998, respectively.

(2) Includes expenses related to Computer City, Inc. before its sale to CompUSA Inc. on August 31, 1998.

     Our SG&A expense increased 9.9% in dollars, but decreased as a percentage of net sales and operating revenues to 34.1% for 2000 from 36.0% for 1999. This decrease in the SG&A percentage in 2000 was due primarily to the favorable effect of increased sales during 2000.

     Our payroll expense increased by $94.4 million to $836.2 million in 2000, but decreased as a percentage of net sales and operating revenues to 17.4% in 2000, compared to 18.0% in 1999. This $94.4 million increase was due primarily to retail store expansions and increases in personnel, commissions, bonuses and other incentives resulting from our strong comparable store sales and profits.

     Our rent expense increased by $9.7 million to $215.2 million in 2000, but decreased as a percentage of net sales and operating revenues to 4.5% in 2000, from 5.0% in 1999. The rent increase was due primarily to 22 new company-owned store openings, net of store closures, throughout the year, as well as lease renewals at slightly higher rates. The decrease as a percentage of sales and operating revenues was due primarily to the favorable effect of increased comparable RadioShack stores sales on the expense rate structure.

     Our advertising expense increased by $27.2 million to $227.1 million in 2000. Advertising expense decreased as a percentage of our net sales and operating revenues to 4.7% in 2000, from 4.8% in 1999. The dollar increase was due primarily to a shift in advertising from print to television advertising. In addition, the decrease as a percentage of sales and operating revenues reflects the sales leverage gained from our sales increase. In 2001, we also expect our SG&A expense to increase in dollars due to additional sales volume and normal inflation, but decrease as a percentage of net sales and operating revenues.

     Net Interest Expense. Interest expense, net of interest income, was $36.1 million for 2000 compared to $16.8 million for 1999. Interest expense increased to $53.9 million in 2000, from $37.2 million in 1999. This increase was primarily the result of an increase in our average debt outstanding throughout 2000, due to share repurchases and our investment in inventory, as well as to an increase in short-term interest rates when compared to the prior year. Interest income decreased almost 13% to $17.8 million in 2000 from

$20.4 million in 1999, due primarily to repayment of various notes receivable associated with our liquidation of other retail formats.

     Provision for Income Taxes. Our provision for income taxes reflects an effective tax rate of 38.0% for both 2000 and 1999.

  1999 Compared with 1998

     Net Sales and Operating Revenues. Our consolidated net sales and operating revenues decreased 13.8% from $4,787.9 million in 1998 to $4,126.2 million in 1999. This decrease was attributable primarily to the sale of Computer City to CompUSA on August 31, 1998. Consolidated comparable store sales for 1999 do not provide a meaningful comparison due to this sale. Prior to 1999, we operated two segments, RadioShack and Computer City.

     Sales for the RadioShack segment in 1999 increased 14.9% from $3,591.2 million in 1998 to $4,126.2 million in 1999. This increase was due primarily to a 12.2% comparable company-owned store sales gain and the opening of 48 new stores, net of store closures. RadioShack's comparable store sales increase was driven primarily by increased sales of communications products, prepaid wireless airtime and sales of audio and video equipment, including direct-to-home satellite systems and services. The communications category, the largest product category of RadioShack's retail sales mix in 1999, increased as a percentage of total retail sales in 1999, primarily due to a 50% increase in unit sales of PCS and cellular telephones. Sales of electronic parts, accessories and specialty equipment decreased 2.8 percentage points of total retail sales in 1999, despite a 4% sales gain. Personal electronics and seasonal products decreased 1.0 percentage point of RadioShack's retail sales mix in 1999. Both of these product categories decreased as a percent of total retail sales, due primarily to the communications category and the services and other category becoming a higher percent of the product mix in 1999. The audio and video category experienced a sales increase of approximately 27% during 1999, due primarily to a strong increase in sales of direct-to-home satellite systems and services. Sales of personal computers and peripherals accounted for 8.7% of RadioShack's retail sales in 1999, compared to 9.1% in 1998, despite a large unit gain and a 10% sales gain for the year. The average selling price of CPUs decreased 16% in 1999, in line with the general market decline. Sales in the services and other category increased in 1999 in dollars and as a percent of RadioShack retail sales, due to an increase in sales of prepaid wireless airtime, as well as to an increase in residual income received from RadioShack's third party providers of communications and direct-to-home satellite programming services. In 1999, RadioShack earned approximately $63.0 million of residual income, compared to $34.2 million in 1998.

     Gross Profit. Our gross profit in 1999 was $2,083.5 million or 50.5% of net sales and operating revenues, compared with $2,004.4 million or 41.9% of net sales and operating revenues in 1998. This increase in gross profit as a percentage of net sales and operating revenues was primarily the result of RadioShack retail sales constituting all of our consolidated net sales and operating revenues in 1999, when compared to 1998. Computer City had an inherently lower gross margin percentage than consolidated RadioShack Corporation.

     The RadioShack segment's gross profit increased 11.4% in dollars for 1999 versus 1998, but decreased as a percentage of the segment's total sales by 1.6 percentage points for the same period. This percentage decrease was due primarily to mix shifts within the segment's product offerings as sales of lower margin categories increased as a portion of the overall sales volume. The decrease in gross margin was partially offset by an increase in residual income, which has 100% gross margin.

     Selling, General and Administrative Expense. Our 1999 SG&A expense decreased slightly in dollars, but increased as a percent of net sales and operating revenues to 36.0% in 1999, from 33.0% in 1998. The higher SG&A percentage in 1999 was due to RadioShack becoming the only operating unit in 1999. The RadioShack segment operated at a higher relative SG&A expense level than the company as whole in 1998. Excluding Computer City and other closed units, our SG&A expense as a percentage of sales would have approximated 37.7% in 1998.

     Despite the sale of Computer City in 1998, our payroll expense increased in dollars and as a percentage of net sales and operating revenues to 18.0% in 1999 from 15.3% in 1998. This increase was due primarily to RadioShack retail store expansions, changes in compensation plans and increases in personnel, commissions, bonuses and other incentives resulting from RadioShack's strong comparable store sales and profits. Our rent expense decreased in dollars in comparison with 1998, but increased as a percentage of net sales and operating revenues to 5.0% in 1999 from 4.5% in 1998. This increase was due to the sale of Computer City, which had lower rent expense as a percentage of sales than the company as a whole. Rent expense for the RadioShack segment increased in dollars in 1999, but decreased as a percentage of sales. Our advertising expense decreased in dollars, but increased as a percentage of net sales and operating revenues in 1999, when compared to 1998, due to the sale of Computer City. There was also a dollar decrease in advertising expense for the RadioShack segment in 1999 from 1998. The dollar decrease resulted from an increase in marketing development funds received from third party service providers.

     Restricted Stock Awards. On February 1, 1998, we granted approximately 649,500 restricted stock awards consisting of 500 shares each to 1,299 RadioShack store managers not included in our February 1, 1997 restricted stock grant. The February 1998 restricted stock awards had a weighted average fair market value of $19.61 per share when granted. This restricted stock grant was to vest on February 2, 2003, if managers receiving the grants were employed by us at a store manager or higher position, at that time. However, the grants provided that the restricted shares would vest early if our common stock closed at $29.0625 or more for any 20 consecutive trading days beginning February 1, 2000. At December 31, 1999, it was probable that the 348,000 shares that remained outstanding under this grant would vest under the early vesting provisions. We recorded the resulting charge of $14.7 million, including related payroll taxes, to compensation expense in the fourth quarter of 1999.

     Vesting of these restricted stock awards occurred on February 29, 2000, when our common stock closed above the targeted amount for the twentieth consecutive trading day. Vesting resulted in the issuance of 336,000 shares of our common stock at a fair market value of $37.53 per share.

     In the fourth quarter of 1998, we recorded estimated compensation expense of $82.6 million related to the early vesting of restricted stock awards that had been granted to 4,907 store managers on February 1, 1997. These awards vested on March 1, 1999, and the actual price of the stock and the number of shares vested differed from the estimated accrual at December 31, 1998. We recorded the amount of this difference, $5.1 million, as a credit to expense in the first quarter of 1999.

     Net Interest Expense. Interest expense, net of interest income, was $16.8 million for 1999 versus $34.6 million for 1998. Interest expense decreased 18.1% in 1999, due to RadioShack no longer having to incur interest expense on Computer City capital lease obligations, as well as to a corresponding decrease in our average debt outstanding during 1999.

     Interest income increased almost 90% to $20.4 million in 1999 from $10.8 million in 1998, due primarily to interest from the $136.0 million CompUSA note receivable which was outstanding for a full year.

     Provision for Income Taxes. The provision for income taxes reflects an effective tax rate of 38.0% for 1999 compared with 38.5% for 1998. The decrease in 1999 resulted primarily from improved utilization of foreign tax credits and implementation of certain state income tax initiatives.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. We use derivatives only in limited circumstances. We adopted SFAS 133 effective January 1, 2001, and the impact was not material.

FINANCIAL CONDITION

     Cash flow provided by operating activities was $154.5 million for the three months ended March 31, 2001, compared to a cash usage of $0.3 million in the three months ended March 31, 2000. This $154.8 million increase in operating cash flow was primarily attributable to a $113.4 million decrease in accounts receivable and a $103.3 million decrease in inventory for the first quarter of 2001. These decreases were partially offset by a reduction in accrued expenses and income taxes payable in the first three months of 2001.

     Inventory at March 31, 2001 decreased $103.3 million or 8.9% since December 31, 2000, but increased $93.4 million or 9.7% since March 31, 2000. The decrease since December 31, 2000 was primarily due to strong sales of wireless telephones, computers and direct-to-home satellite systems during the first quarter of 2001. The inventory increase since March 31, 2000 is in line with our sales increase for the same period.

     At March 31, 2001, accounts receivable decreased $112.8 million or 24.3% since December 31, 2000, but increased $117.7 million or 50.3% since March 31, 2000. The decrease in accounts receivable since December 31, 2000 was due primarily to the collection of accounts receivable outstanding at year end. The increase since March 31, 2000 resulted primarily from increased vendor and service provider receivables related to increased sales of wireless communications and services, direct-to-home satellite systems and services and long distance service, as well as rebates relating to Internet access.

     Cash used by investing activities for the three months ended March 31, 2001 was $28.3 million, compared to cash provided by investing activities of $85.6 million for the three months ended March 31, 2000. Investing activities for the three months ended March 31, 2001 included capital expenditures totaling $24.4 million, primarily for retail expansion and upgrades of information systems. Management anticipates that capital expenditure requirements will approximate $100.0 million to $110.0 million for the remainder of 2001, primarily to support refurbishments of our stores as well as expansions to enhance our information systems.

     Cash used by financing activities for the three months ended March 31, 2001 was $143.0 million, compared to a $162.7 million cash usage for the three months ended March 31, 2000. We purchased $28.2 million of treasury stock during the three months ended March 31, 2001, compared to $238.3 million during the three months ended March 31, 2000. The net decrease in short-term debt of $124.0 million since December 31, 2000 was due primarily to collections of accounts receivable outstanding at year end. Dividends used $11.0 million of cash for the three months ended March 31, 2001, compared to $11.4 million for the three months ended March 31, 2000.

     The net increase in short-term debt of $139.6 million since March 31, 2000 was the result of $52.0 million of long-term debt maturing within the next twelve months as well as increased inventory and accounts receivable balances. Total debt as a percentage of total capitalization was 41.8% at March 31, 2001, compared to 47.0% at December 31, 2000 and 45.7% at March 31, 2000. Long-term debt as a percentage of total capitalization was 15.9% at March 31, 2001, compared to 18.2% at December 31, 2000 and 24.8% at March 31, 2000.

     On May 11, 2001, we issued $350.0 million of 7 3/8% Notes due 2011. These notes were privately offered only to "qualified institutional buyers" as defined in Rule 144A under the Securities Act. The net proceeds from the sale of these notes were used to repay all of our short-term debt, not including current maturities of long-term debt, and for general corporate purposes. On a pro forma basis giving effect to the sale of the notes and the use of the net proceeds therefrom on March 31, 2001, our long-term debt to total capitalization at March 31, 2001 would have been 37.8%.

     Our current credit ratings, which are generally considered investment grade, are:

                                                                        STANDARD
                                                                          AND
CATEGORY                                                      MOODY'S    POOR'S    FITCH
--------                                                      -------   --------   -----
Medium-Term Notes...........................................  Baa1      A-         A
ESOP Senior Notes...........................................  Baa1      A-         A
Commercial Paper............................................  P-2       A-2        F1

     During the first quarter of 2001, we repurchased 0.3 million shares of our common stock for $9.6 million. This brought the total number of shares repurchased since the inception of our existing 10.0 million share repurchase program to 0.4 million shares totaling $16.2 million at March 31, 2001. In connection with the share repurchase program, our Board of Directors has authorized us to sell up to 4.0 million shares of our common stock, through both equity forwards and put options, with an expiration date no later than December 31, 2002. We have sold approximately 1.5 million put options since the inception of this program and 0.1 million put options remained outstanding at March 31, 2001. The purchases under the share repurchase program are in addition to the share repurchases required for employee stock purchase plans, which we repurchase throughout the year.

     We may continue to execute share repurchases, put options and equity forwards from time to time in order to take advantage of attractive share price levels, as determined by management. The timing and terms of the transactions, including maturities, depend on market conditions, our liquidity and other considerations.

     Our available borrowing facilities as of December 31, 2000 are detailed in
Note 6 -- "Indebtedness and Borrowing Facilities" of the notes to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2000.

     Our primary source of short-term debt consists of short-term seasonal bank debt and commercial paper, which have maturities of less than 90 days. In the second quarter of 2000, we increased our $200.0 million 364-day revolving credit facility to $300.0 million and also extended the maturity date to June 2001. The terms of the 364-day revolving credit facility remain similar to the previous facility. We also have a $300.0 million five-year revolving credit facility maturing June 2003. We use the revolving credit facilities as backup for our commercial paper program and for general corporate purposes. Annual commitment fees for the facilities are 0.07% of the $300.0 million 364-day facility and 0.085% of the $300.0 million multiyear facility, whether used or unused. During the second quarter of 2001, we plan to extend the 364-day facility to June 2002.

     In 1997, we filed a $300.0 million debt shelf registration statement. In August 1997, we issued $150.0 million of 10 year unsecured notes under the shelf registration. The interest rate on the notes is 6.95% per annum. The notes are due September 1, 2007. In December 1997 and January 1998, we issued $4.0 million and $45.0 million, respectively, in medium-term notes under the remaining $150.0 million shelf registration. We issued an additional $32.0 million, $37.0 million and $32.0 million of medium-term notes in January 1999, August 1999 and September 1999, respectively, completing the remaining 1997 shelf registration. Our medium and long-term notes outstanding at December 31, 2000 under the 1997 shelf registration totaled $300.0 million. The interest rates at December 31, 2000 for the outstanding $150.0 million in medium-term notes ranged from 6.09% to 7.35%, with a weighted average interest rate of 6.6%. These medium-term notes have varying maturities ranging from 2001 to 2008.

     Management believes that our present borrowing capacity is greater than the established credit lines and long-term debt in place.

INFLATION

     Over the past three years, our operations have not been significantly affected by inflation. Management does not expect inflation to have a significant impact on our operations in the foreseeable future, unless global situations substantially affect the world economy.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     We do not have any derivative instruments that materially increase our exposure to market risks for interest rates, foreign currency rates, commodity prices or other market price risks. In addition, we do not use derivatives for speculative purposes.

     Our exposure to market risks results from changes in interest rates. Interest rate risk exists principally with respect to our short-term indebtedness, which bears interest at floating rates. At March 31, 2001, we had $336.4 million of indebtedness bearing interest at floating rates. If we were to assume an unfavorable change of 100 basis points in the interest rate applicable to our floating-rate indebtedness at March 31, 2001, we would have experienced additional interest expense of $0.8 million for the three month period ended March 31, 2001. This assumption assumes no change in the principal or a reduction of such indebtedness.

               CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

     This prospectus includes, and may incorporate by reference, forward-looking statements within the meaning of the federal securities laws. This includes statements concerning management's plans and objectives relating to our operations or economic performance, and related assumptions. Forward-looking statements are made based on management's expectations and beliefs concerning future events and therefore involve a number of risks and uncertainties. Management cautions that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements.

     Important factors that could cause our actual results of operations or financial condition to differ include, but are not necessarily limited to:

     - changes in the amount and degree of promotional intensity exerted by current competitors and potential new competition from both retail stores and alternative methods of distribution, such as e-commerce, telephone shopping services and mail order;

     - the inability to successfully implement and execute our strategic initiatives, including the development of our new strategic business units and emerging sales channels, as well as develop new alliances with other retailers and third party service providers;

     - changes in general U.S. or regional U.S. economic conditions including, but not limited to, consumer credit availability, interest rates, inflation, personal discretionary spending levels and consumer sentiment and confidence about the economy in general;

     - the inability to successfully market and execute the www.RadioShack.com website and its coordination with our retail outlets and our other existing and/or emerging sales channels;

     - the presence or absence of new services or products and product features in the merchandise categories we sell and unexpected changes in our actual merchandise sales mix;

     - the inability to maintain profitable contracts or execute business plans with providers of third party branded products and with service providers relating to cellular and PCS telephones, direct-to-home satellite programming, Internet access and high-speed bandwidth;

     - the inability to collect the level of anticipated residual income, consumer acquisition fees and rebates for products and third party services offered by us;

     - the inability to successfully implement and execute our strategic alliances, including those with Microsoft, Verizon Wireless, Excite@Home and/or Blockbuster;

     - lack of availability or access to sources of inventory;

     - the inability to retain and grow an effective management team in a dynamic environment or changes in the cost or availability of a suitable work force to manage and support our service-driven operating strategies;

     - the imposition of new restrictions or regulations regarding the sale of products and/or services we sell or changes in tax rules and regulations applicable to us;

     - the adoption rate and market demand for high-speed Internet and other Internet-related services; or

     - the occurrence of severe weather events which prohibit consumers from travelling to our retail locations, especially during the peak Christmas season.

     Both the U.S. retail industry and the specialty retail industry in particular are dynamic by nature and have undergone significant changes over the past several years. Our ability to anticipate and successfully respond to continuing challenges is key to achieving our expectations.

                          DESCRIPTION OF THE NEW NOTES

GENERAL

     The Old Notes are, and the New Notes will be, governed by the indenture dated May 11, 2001 between us and The Bank of New York which acts as trustee. The trustee's main role is to enforce your rights against us if we default. We describe some limitations on the extent to which the trustee acts on your behalf under "-- Events of Default -- Remedies if an event of default occurs." The Bank of New York also acts as registrar and paying agent, and performs administrative duties for us, such as sending you interest payments and sending you notices. The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the New Notes are governed by New York law. A copy of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part.

     The terms of the New Notes are identical in all material respects to the terms of the Old Notes, except that the transfer restrictions, registration rights and additional interests provisions of the Old Notes do not apply to the New Notes.

     The following description of the provisions of the indenture is a summary only. More specific terms as well as the definitions of relevant terms can be found in the indenture and the Trust Indenture Act of 1939, which is applicable to the indenture. We have also included references in parentheses to some sections of the indenture. Because this section is a summary, it does not describe every aspect of the New Notes. This summary is subject to and qualified in its entirety by reference to all the provisions of the indenture, including definitions of certain terms used in the indenture.

FORM AND DENOMINATIONS

  The Global Notes

     We will issue the New Notes in the form of one or more global debt securities (which we refer to as the global note) registered in the name of Cede & Co., as nominee of DTC. The global note will be used:

     - only in fully registered form; and

     - without interest coupons.

You may hold beneficial interests in the global note directly through DTC if you have an account at DTC, or indirectly through organizations that have accounts at DTC.

     What is a global security? A global security (such as the global note) is a special type of security held in the form of a certificate by a depositary for the investors in a particular issue of securities. The aggregate principal amount of the global security equals the sum of the principal amounts of the issue of securities it represents. The depositary or its nominee is the sole legal holder of the global security. The beneficial interests of investors in the issue of securities are represented in book-entry form in the computerized records of the depositary. If investors want to purchase securities represented by a global security, they must do so through brokers, banks or other financial institutions that have an account with the depositary. In the case of the New Notes, DTC will act as depositary and Cede & Co. will act as DTC's nominee.

     Special investor considerations for global securities. Because you, as an investor, will not be a registered legal holder of the global note, your rights relating to the global note will be governed by the account rules of your bank or broker and of the depositary, DTC, as well as general laws relating to securities transfers. We will not recognize a typical investor as a legal owner of the New Notes and instead will deal only with the trustee and DTC, the depositary that is the registered legal holder of the global note.

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

     You should be aware that as long as the New Notes are issued only in the form of a global security:

     - you cannot get the New Notes registered in your own name;

     - you cannot receive physical certificates for your interest in the New Notes;

     - you will not be a registered legal holder of the New Notes and must look to your own bank or broker for payments on the New Notes and protection of your legal rights relating to the New Notes;

     - you may not be able to sell interests in the New Notes to some insurance companies and other institutions that are required by law to own their securities in the form of physical certificates;

     - as an owner of beneficial interests in the global note, you may not be able to pledge your interests to anyone who does not have an account with DTC, or to otherwise take actions in respect of your interests, because you cannot get physical certificates representing those interests;

     - DTC's policies will govern payments of principal and interest, transfers, exchanges and other matters relating to your interest in the global note. We and the trustee have no responsibility for any aspect of DTC's actions or for its records of ownership interests in the global note. Also, we and the trustee do not supervise DTC in any way; and

     - DTC will require that interests in the global note be purchased or sold within its system using same-day funds.

     Description of DTC.  DTC has informed us that:

     - DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, and a "clearing agency" registered pursuant to the provision of Section 17A of the Exchange Act;

     - DTC was created to hold securities for financial institutions that have accounts with it, and to facilitate the clearance and settlement of securities transactions between the account holders through electronic book-entry changes in their accounts, thereby eliminating the need for physical movement of certificates. DTC account holders include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC account holder, either directly or indirectly;

     - DTC's rules are on file with the SEC; and

     - DTC's records reflect only the identity of the account holder to whose accounts beneficial interests in the global note are credited. These account holders may or may not be the owners of the beneficial interests so recorded. The account holders will be responsible for keeping account of their holdings on behalf of their beneficial owners.

  Definitive Notes

     In a few special situations described in the next paragraph, the global note will terminate and your interests in it will be exchanged for physical certificates representing the New Notes. After that exchange, the choice of whether to hold the New Notes directly or in "street name" (in computerized book-entry form) will be up to you. You must consult your own bank or broker to find out how to have your interests in the New Notes transferred to your own name, if you wish to be a direct legal holder of the New Notes.

     We will cause definitive notes to be issued in exchange for the global note if DTC notifies us that:

     - it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note, or it has ceased to be a clearing agency registered under the Exchange Act at a time when it is required to be so registered, and we do not appoint a successor depositary within 90 days;
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

     - an event of default with respect to the New Notes represented by the global note has occurred and is continuing as described under "Events of Default"; or

     - we decide in our sole discretion not to have any of the New Notes represented by the global note.

     We would issue definitive notes in this way:

     - in fully registered form;

     - without interest coupons; and

     - in denominations of multiples of $1,000.

     Any definitive notes issued in this way would be registered in the names and denominations requested by DTC.

  Payments on the New Notes

     The global note. The trustee will make payments of principal of, and interest on, the global note to Cede & Co., the nominee for DTC, as the registered owner. The principal of, and interest on, the New Notes will be payable in immediately available funds in U.S. dollars.

     We understand that it is DTC's current practice, upon DTC's receipt of any payment of principal of, or interest on, global securities such as the global note, to credit the accounts of DTC account holders with payment in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC. Payments by DTC account holders to owners of beneficial interests in the global note held through these account holders will be the responsibility of the account holders, as is now the case with securities held for the accounts of customers registered in "street name."

     Neither we nor the trustee will have any responsibility or liability for any aspect of DTC's or its account holders' records relating to, or payments made on account of, beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to these beneficial ownership interests.

     "STREET NAME" AND OTHER OWNERS OF BENEFICIAL INTERESTS IN THE GLOBAL NOTE SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW THEY WILL RECEIVE PAYMENTS.

     Definitive notes. Payment of the principal of definitive notes, if any exist, will be made at the office of the trustee. Payment of the interest on definitive notes will be paid by check mailed to you, if you are a registered holder of the definitive notes. At the request of a registered holder of more than $1,000,000 principal amount of the definitive notes, payments of principal or interest may be made to that holder by wire transfer.

  Transfer and Exchange of the New Notes

     The global note. Except as described below, the global note may be transferred, in whole and not in part, only to DTC, to another nominee of DTC or to a successor of DTC or its nominee.

     Beneficial interests in the global note. Beneficial interests in the global note will be represented, and transfers of such beneficial interests will be made, through accounts of financial institutions acting on behalf of beneficial owners either directly as account holders, or indirectly through account holders, at DTC. Beneficial interests will be in multiples of $1,000.

     Definitive notes. You may present definitive notes, if any exist, for registration of transfer or exchange at the corporate trust office of the trustee in New York City, which we have appointed as the security registrar and transfer agent for the New Notes.

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

  Exercise of Legal Rights Under the New Notes

     DTC may grant proxies or otherwise authorize DTC account holders (or persons holding beneficial interests in the New Notes through DTC account holders) to exercise any rights of a legal holder of the global note or take any other actions that a holder is entitled to take under the indenture or the New Notes. Under its usual procedures, as soon as possible after a record date, DTC would mail an omnibus proxy to us assigning Cede & Co.'s consenting or voting rights to those DTC account holders to whose accounts the New Notes are credited on such record date. Accordingly, in order to exercise any rights of a holder of New Notes, as an owner of a beneficial interest in the global note you must rely on the procedures of DTC and, if you are not an account holder, on the procedures of the account holder through which you own your interest.

     We understand that, under existing industry practice, in the event that you, as an owner of a beneficial interest in the global note, desire to take any action that Cede & Co., as the holder of the global note, is entitled to take, Cede & Co. would authorize the relevant DTC account holder to take the action, and the account holder would authorize you, as an owner of a beneficial interest in the global note, through its accounts, to take the action or would otherwise act upon the instructions of beneficial owners owning through it.

     Although DTC has agreed to the procedures described above in order to facilitate transfers of New Notes among DTC account holders, DTC is under no obligation to perform or continue to perform such procedures, and these procedures may be modified or discontinued at any time without your consent and without notifying you.

     "STREET NAME" AND OTHER OWNERS OF BENEFICIAL INTERESTS IN THE GLOBAL NOTE SHOULD CONSULT THEIR BANKS OR BROKERS FOR INFORMATION ON HOW TO EXERCISE AND PROTECT THEIR RIGHTS IN THE NEW NOTES REPRESENTED BY THE GLOBAL NOTE.

PRINCIPAL, MATURITY AND INTEREST

     The New Notes will be general unsecured obligations of RadioShack. The New Notes will be initially limited to $350,000,000 aggregate principal amount. However, the indenture does not limit the aggregate principal amount of debt securities we may issue, and we may issue additional notes in amounts that exceed the initial amount at any time, without your consent and without notifying you. The New Notes will not be entitled to any sinking fund.

     The New Notes will mature on May 15, 2011. The New Notes will accrue interest at the rate of 7.375% per annum from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid, from May 11, 2001, payable semi-annually in arrears on May 15 and November 15 of each year beginning on November 15, 2001.

OPTIONAL REDEMPTION

     We may redeem the New Notes, in whole or part, at any time. If we choose to redeem any New Notes prior to maturity, we will pay you a redemption price equal to the greater of:

     - 100% of the principal amount of the New Notes being redeemed, plus accrued interest to the date of redemption; and

     - the sum of the present values of the principal of and interest on the New Notes being redeemed (assuming for this purpose that the New Notes remained outstanding to maturity), discounted to the redemption date in accordance with standard market practice (on a semiannual compounding basis and assuming a 360-day year consisting of twelve 30-day months) at the treasury rate referred to below plus 30 basis points.

The treasury dealer referred to below will determine the redemption price and its determination will be final and binding, absent manifest error.

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

     If we choose to redeem any New Notes, we will mail a notice of redemption to you not less than 30 days and not more than 60 days before the redemption date. If we are redeeming less than all the New Notes, the trustee will select the particular New Notes to be redeemed by lot or pro rata or by another method the trustee deems fair and appropriate. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the New Notes or portions of New Notes called for redemption.

     Except as described above, we may not redeem the New Notes prior to maturity and the New Notes will not be entitled to the benefit of any sinking fund.

     For purposes of calculating the redemption price in connection with the redemption of New Notes on any redemption date, the following terms have the meanings set forth below:

     "treasury rate" means the semiannual equivalent yield to maturity of the treasury security referred to below that corresponds to the treasury price referred to below (calculated in accordance with standard market practice and computed as of the second trading day preceding the redemption date).

     "treasury security" means the United States treasury security that the treasury dealer determines would be appropriate to use, at the time of determination and in accordance with standard market practice, in pricing the New Notes being redeemed in a tender offer based on a spread to United States treasury yields.

     "treasury price" means the bid-side price for the treasury security as of the third trading day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York on that trading day and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities," except that:

     - if that release (or any successor release) is not published or does not contain that price information on that trading day; or

     - if the treasury dealer determines that price information is not reasonably reflective of the actual bid-side price for the treasury security prevailing at 3:30 p.m., New York City time, on that trading day, then treasury price will instead mean the bid-side price for the treasury security at or around 3:30 p.m., New York City time, on that trading day (expressed on a next trading day settlement basis) as determined by the treasury dealer through such alternative means as the treasury dealer considers to be appropriate under the circumstances.

     "treasury dealer" means Goldman, Sachs & Co. (or its successor) or, if Goldman, Sachs & Co. (or its successor) refuses to act as treasury dealer for these purposes or ceases to be a primary U.S. Government securities dealer, another nationally recognized investment banking firm that is a primary U.S. Government securities dealers specified by us for these purposes.

     THE REMAINDER OF THIS DESCRIPTION COVERS RIGHTS OF THE DIRECT HOLDERS OF THE NEW NOTES. AS AN INDIRECT HOLDER OF AN INTEREST IN THE GLOBAL NOTE, YOU SHOULD READ THE PREVIOUS SUBSECTION ENTITLED "FORMS AND DENOMINATIONS."

OVERVIEW OF REMAINDER OF THIS DESCRIPTION

     The remainder of this description summarizes:

     - additional mechanics relevant to the New Notes under normal circumstances, such as how we give notice and where we make payments;

     - rights of a direct holder under several special situations, such as if we merge with another company, or if we want to change the terms of the New Notes;

     - promises we make to the direct holders about how we will run our business or business actions we promise not to take, known as "restrictive covenants"; and

     - rights of a direct holder if we default or experience other financial difficulties.

NOTICES

     Notices regarding the New Notes will be sent only to direct holders, using their addresses as listed in the registrar's records. (Sections 101 and 106)

     Regardless of who acts as paying agent, all money paid by us to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 1003)

SPECIAL SITUATIONS -- MERGERS AND SIMILAR EVENTS

     We may not consolidate with or merge into any other person (as defined in the indenture) or convey, transfer or lease our properties and assets substantially as an entirety, unless:

     - the successor person is a corporation, partnership or trust organized and validly existing under the laws of the United States, any State or the District of Columbia, and expressly assumes our obligations on the New Notes and under the indenture;

     - after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, would occur and be continuing; and

     - immediately after giving effect to the transaction, neither we nor the successor person would have outstanding secured indebtedness not permitted by the provisions of the limitation on liens in our indenture unless we or it has secured the New Notes equally and ratably with (or prior to) any other secured indebtedness so secured. (Section 801)

MODIFICATION AND WAIVER

     There are three types of changes we may make to the indenture and the New
Notes:

     - Changes requiring your approval. First, the following is a list of the types of changes that cannot be made to the New Notes without your approval:

      - change the stated maturity of the principal or interest on a New Note;

      - reduce any amounts due on a New Note;

      - reduce the amount of principal payable upon acceleration of the maturity of a New Note following a default;

      - change the place or currency of payment on a New Note;

      - impair your right to sue for payment;

      - reduce the percentage of holders of New Notes whose consent is needed to modify or amend the indenture;

      - reduce the percentage of holders of New Notes whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; and

      - modify any other aspect of the provisions dealing with modification and waiver of the indenture. (Section 902)

     - Changes requiring a majority vote. The second type of change to the indenture and the New Notes is the kind that requires a vote in favor by holders of New Notes owning a majority of the principal amount of the New Notes and each other affected series of notes issued under the indenture. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the New Notes. The same vote would be required for us to obtain a waiver of all or part of the restrictive covenants described below, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the New Notes listed in the first category described previously above under "Changes requiring your approval" unless we obtain your individual consent to the waiver. (Sections 513 and 902)

     - Changes not requiring approval. The third type of change does not require any vote by holders of New Notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the New Notes.

New Notes will not be considered outstanding, and therefore will not be eligible to vote, if we have deposited or set aside in trust for you money for their repayment or redemption. New Notes will also not be eligible to vote if they have been fully defeased as described later under "Full Defeasance." (Section
1301)

     We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding New Notes that are entitled to vote or take other action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of the New Notes, that vote or action may be taken only by persons who are holders of outstanding securities of the New Notes on the record date and must be taken within 180 days following the record date or a shorter period that we may specify (or as the trustee may specify, if it sets the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (Section 104)

     YOU SHOULD CONSULT YOUR BANK OR BROKER FOR INFORMATION ON HOW APPROVAL MAY BE GRANTED OR DENIED IF WE SEEK TO CHANGE THE INDENTURE OR THE NEW NOTES OR REQUEST A WAIVER.

RESTRICTIVE COVENANTS

     In the indenture, we agree to restrictions that limit our own as well as our subsidiaries' ability to create liens and to enter into sale and lease-back transactions. We define some of the terms we use in the next two subsections below under "Definitions for restrictive covenants".

     Limitation on liens. Neither we nor any Subsidiary may create, incur, assume or suffer to exist any Lien upon any Operating Property or Operating Asset, whether owned at the date of the indenture or acquired later, to secure any Indebtedness, without making effective provision so that the New Notes and any securities of any other series then Outstanding under the indenture (together with, if we so determine, any other existing or future Indebtedness of ours or of any Subsidiary which is not subordinate to the New Notes and any securities of any other series then Outstanding under the indenture) are secured by that Lien equally and ratably with (or prior to) any and all other Indebtedness secured by it, so long as that Indebtedness is so secured.

     This restriction will not apply whenever the aggregate amount of all Indebtedness secured by Liens, together with all our Attributable Debt in respect of Sale and Lease-Back Transactions (other than Sale and Lease-Back Transactions permitted by clauses (2), (3) and (4) under "Limitation on sales and lease-backs" below) would not exceed the greater of 10% of our Consolidated Net Tangible Assets or $258 million.

     The foregoing restriction also will not apply to Indebtedness secured solely by:

     - Liens on any property existing at the time we or a Subsidiary acquires it (subject to certain limitations);

     - Liens on property of a corporation existing at the time that corporation is merged into or consolidated with us or a Subsidiary or otherwise becomes a Subsidiary or at the time of a sale, lease or other disposition of the properties of that corporation (or a division thereof) as an entirety or substantially as an entirety to us or a Subsidiary (subject to certain limitations);

     - Liens securing Indebtedness of a wholly-owned Subsidiary to us or to another wholly-owned Subsidiary;

     - Liens on property to secure all or part of the cost of acquiring, substantially repairing or altering, constructing, developing or substantially improving that property, or to secure Indebtedness incurred to provide funds for any such purpose (subject to certain limitations);

     - Liens in favor of the United States or any state, or any department, agency or instrumentality or political subdivision of the United States or any state, to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any Indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to these Liens;

     - Liens incurred or assumed in connection with an issuance of revenue bonds the interest on which is exempt from federal income tax pursuant to
       Section 103 and related Sections of the Internal Revenue Code of 1986, as amended;

     - Liens on customer and other accounts receivable owned by us or any Subsidiary; and

     - any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses, subject to certain limitations. (Section 1008)

     Limitation on sales and lease-backs. Neither we nor any Subsidiary may enter into any Sale and Lease-Back Transactions with respect to any Operating Property or Operating Asset more than 360 days after the later of:

     - the completion of the acquisition, substantial repair or alteration, construction, development or substantial improvement of the Operating Property or Operating Asset;

     - the placing in operation of the Operating Property or Operating Asset; or

     - the placing in operation of the Operating Property or Operating Asset as so substantially repaired or altered, constructed, developed or substantially improved.

     This restriction will not apply to any Sale and Lease-Back Transaction with respect to any Operating Property or Operating Asset:

     - if we or the Subsidiary could issue, assume or guarantee Indebtedness secured by a Lien on the property to be leased back in an amount equal to the Attributable Debt with respect to the Sale and Lease-Back Transaction without equally and ratably securing all debt securities outstanding under the indenture;

     - solely between us and a wholly-owned Subsidiary or between wholly-owned Subsidiaries;

     - if our board of directors determines that the terms of the Sale and Lease-Back Transaction are fair and at arms' length and, within 360 days after the receipt of the proceeds of the Sale and Lease-Back Transaction, we or the Subsidiary apply or applies an amount equal to the greater of the net proceeds of the Sale and Lease-Back Transaction or the fair value of the Operating Property or Operating Asset at the time of the Sale and Lease-Back Transaction to (x) the prepayment or retirement (other than any mandatory prepayment or retirement) of Indebtedness not then due within one year of the Company or any Subsidiary (other than Indebtedness of a wholly-owned Subsidiary to us or to another wholly-owned Subsidiary) or (y) the making of capital expenditures incurred to purchase, construct or improve property used in the ordinary course of business; or

     - to the extent we transfer or sell all or part of our corporate headquarters complex and parking lots in existence on the date of the indenture, and any additions thereto, or all or part of any of our 10 regional distribution centers in existence on the date of the indenture, and any additions thereto, in a transaction (including but not limited to the formation of a partnership) in which we (x) receive an interest equal in value, as determined in good faith by our Board of Directors, to the value of any property so transferred or sold and (y) enter into a lease providing us with the continued use of the property. (Section 1007)

DEFINITIONS FOR RESTRICTIVE COVENANTS

     For any lease under which we or one of our Subsidiaries is liable, our "Attributable Debt" means the total net amount of rent we or our Subsidiary must pay under such lease during its remaining term, discounted at the rate of 10% compounded annually from the respective due dates of each payment to the date as of which we must determine the amount of Attributable Debt. By "net" amount of rent we mean the rent payable by the lessee after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges.

     "Consolidated Net Tangible Assets" means the total of all the assets appearing on our most recently published consolidated balance sheet, less the following:

     - current liabilities, including liabilities for indebtedness maturing more than 12 months from the date of original creation but maturing within 12 months from the date of determination;

     - reserves for depreciation and other asset valuation reserves; and

     - intangible assets including such items as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset on our consolidated balance sheet.

     "Indebtedness" means, at any time, without duplication:

     - all obligations for borrowed money;

     - all obligations evidenced by bonds, debentures, notes or other similar instruments;

     - all obligations upon which interest charges are customarily paid (other than accounts payable incurred in the ordinary course of business);

     - all obligations under conditional sale or other title retention agreements relating to property purchased;

     - all obligations issued or assumed as the deferred purchase price of property (other than accounts payable incurred in the ordinary course of business);

     - all Capital Lease Obligations;

     - all Indebtedness of others secured by (or for which the holder has an existing right, contingent or otherwise, to be secured by) any Lien or security interest on property we or one of our Subsidiaries own or acquire, whether or not we or they assume the obligations secured; and

     - all obligations in respect of any letters of credit supporting any Indebtedness of others and guarantees of Indebtedness of others.

     "Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, security interest, statutory or other lien, or preference, priority or other security or similar agreement or preferential arrangement of any kind or nature whatsoever, including any conditional sale or other title retention agreement having substantially the same economic effect as any of these.

     "Operating Assets" means all merchandise inventories, furniture, fixtures and equipment (including all transportation and warehousing equipment but excluding office equipment and data processing equipment) we or any of our Subsidiaries own.
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

     "Operating Property" means all real property and improvements thereon we or any of our Subsidiaries own, including: any store, warehouse, service center or distribution center wherever located. "Operating Property" does not include any store, warehouse, service center or distribution center that our Board of Directors declares by resolution not to be of material importance to our business.

     "Sale and Lease-Back Transaction" means any arrangement whereby:

     - we or one of our Subsidiaries have sold or transferred, or will sell or transfer, property to a third party with the intention of taking back a lease pursuant to which the rental payments are calculated to amortize the purchase price of the property substantially over the useful life of such property; and

     - we or one of our Subsidiaries in fact so lease the property.

     "Subsidiary" means any corporation a majority of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors (irrespective of whether or not at the time capital stock of any other class or classes of the corporation shall or might have voting power upon the occurrence of any contingency) of which we directly or indirectly own, including ownership through or together with one or more other Subsidiaries. "Subsidiary" also means a general partnership, joint venture or similar entity, a majority of the outstanding partnership or similar interests of which we directly or indirectly own, including ownership through or together with one or more other Subsidiaries, and also includes any limited partnership of which we or any other Subsidiary is a general partner.

DEFEASANCE

     Full defeasance. If there is a change in federal tax law, as described below, we can legally release ourselves from any payment or other obligations on the New Notes, called "full defeasance," if we put in place the following other arrangements for you to be repaid:

     - we must deposit in trust for your benefit and the benefit of all other direct holders of the New Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the New Notes on their various due dates;

     - there must be a change in current federal tax law or an IRS ruling that lets us make the above deposit without causing you to be taxed on the New Notes any differently than if we did not make the deposit and just repaid the New Notes ourselves. (Under current federal tax law, the deposit and our legal release from the New Notes would be treated as though we took back your New Notes and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the New Notes you give back to us.); and

     - we must deliver to the trustee a legal opinion of our counsel confirming the tax law change described above. (Sections 1302 and 1304).

     If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment on the New Notes. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent.

     Covenant defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the New Notes. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and notes set aside in trust to repay the New Notes. In order to achieve covenant defeasance, we must do the following:

     - we must deposit in trust for your benefit and the benefit of all other direct holders of the New Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the New Notes on their various due dates; and

     - we must deliver to the trustee a legal opinion of our counsel confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the New Notes any differently than if we did not make the deposit and just repaid the New Notes ourselves.

     If we accomplish covenant defeasance, the following provisions of the indenture and the New Notes would no longer apply:

     - our promises regarding conduct of our business previously described under "Restrictive Covenants," and any other covenants applicable to the series of New Notes and described in this prospectus;

     - the conditions that apply when we merge or engage in similar transactions, as previously described under "Special
       Situations -- Mergers and Similar Events"; and

     - the events of default relating to breach of covenants, certain events in bankruptcy, insolvency or reorganization, and acceleration of the maturity of other debt, described below under "Events of Default".

     If we accomplish covenant defeasance, you can still look to us for repayment of the New Notes if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurred (such as our bankruptcy) and the New Notes become immediately due and payable, there may be such a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall. (Sections 1303 and 1304)

RANKING

     The New Notes are not secured by any of our property or assets. Accordingly, your ownership of New Notes means you are one of our unsecured creditors. The New Notes are not subordinated to any of our other debt obligations and therefore they rank equally with all of our other unsecured and unsubordinated indebtedness.

EVENTS OF DEFAULT

     You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

     The term "event of default" means any of the following:

     - we do not pay interest on a New Note within 30 days of its due date;

     - we do not pay the principal or any premium on a New Note on its due date;

     - we remain in breach of a restrictive covenant or any other term of the indenture for 60 days after we receive a notice stating that we are in breach. The notice must be sent by either the trustee or holders of at least 25% of the principal amount of New Notes of the affected series;

     - other debt of ours totaling $20,000,000 or more defaults, our obligation to repay it is accelerated by our lenders, and this repayment obligation remains accelerated for 10 days after we receive a notice of default as described in the previous paragraph; or

     - we file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

     Remedies if an event of default occurs. If an event of default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the New Notes of the affected series may declare the entire principal amount of all the New Notes to be due and immediately payable. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all New Notes will be automatically accelerated, without any action by the trustee or any holder. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the New Notes. (Section 502)

     Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee protection from expenses and liability satisfactory to the trustee, called an "indemnity." (Section 603) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding New Notes of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture. (Section 512)

     Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the New Notes, the following must occur:

     - you must give the trustee written notice that an event of default has occurred and remains uncured;

     - the holders of 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

     - the holders of a majority in principal amount of all outstanding New Notes must not have given the trustee any direction inconsistent with that request; and

     - the trustee must have not taken action for 60 days after the receipt of the above notice and offer of indemnity. (Section 507)

     You are, however, entitled at any time to bring a lawsuit for the payment of money due on your New Notes on or after its due date. (Section 508)

     We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the New Notes, or else specifying any default. (Section 1004)

REGARDING THE TRUSTEE

     The trustee's current address is 101 Barclay Street, Floor 21 West, New York, New York 10286.

     The indenture provides that, except during the continuance of an event of default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise such of the rights and powers vested in it, and use the same degree of care and skill in their exercise, as a prudent person would exercise under the circumstances in the conduct of his own affairs. (Section 601)

     The indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of the company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with the company or any affiliate. If it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act), it must eliminate such conflict or resign. (Sections 608 and 613)

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Old Notes were sold by us on May 11, 2001 to the initial purchasers pursuant to a purchase agreement, dated May 8, 2001, between us and the initial purchasers. The initial purchasers subsequently sold the Old Notes to "qualified institutional buyers," as defined in Rule 144A under the Securities Act, in reliance on Rule 144A. As a condition to the initial sale of the Old Notes, we and the initial purchasers entered into an exchange and registration rights agreement. Under the exchange and registration rights agreement, we agreed that we would:

     - file with the SEC, on or prior to August 9, 2001, a registration statement under the Securities Act to offer to exchange the New Notes for the Old Notes; and

     - use our reasonable best efforts to cause that registration statement to become effective under the Securities Act as soon as practicable, but not later than November 7, 2001.

     We agreed to issue and exchange New Notes for all Old Notes validly tendered and not withdrawn before the expiration of the exchange offer. A copy of the exchange and registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. This registration statement is intended to satisfy our obligations under the exchange and registration rights agreement and the purchase agreement.

     In the event that due to a change in current interpretations by the SEC, we are not permitted to effect this exchange offer, we will instead file a shelf registration statement covering resales by the holders of the Old Notes and will use our reasonable best efforts to cause such shelf registration statement to become effective no later than 120 days after filing and to keep the shelf registration statement effective for a maximum of two years after the shelf registration becomes effective.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any and all Old Notes validly tendered and not withdrawn prior to the expiration date of the exchange offer. For each $1,000 principal amount of Old Notes properly tendered and not withdrawn before the expiration date of the exchange offer, we will issue you $1,000 principal amount of New Notes.

     The form and terms of the New Notes are the same as the form and terms of the Old Notes except that:

     - the exchange is registered under the Securities Act and, therefore, the New Notes will not bear legends restricting the transfer thereof; and

     - holders of the New Notes will not be entitled to any of the exchange, registration or additional interest rights of holders of Old Notes under the exchange and registration rights agreement, which rights will terminate upon the consummation of the exchange offer.

     The New Notes will evidence the same indebtedness as the Old Notes, which they replace, and will be issued under, and be entitled to the benefits of, the same indenture under which we issued the Old Notes. The New Notes and the Old Notes will be treated as a single class of securities under the indenture. As of the date of this prospectus, $350,000,000 of notes due 2011 are outstanding, all of which are registered in the name of Cede & Co., as nominee for DTC.

     Solely for reasons of administration, we have fixed the close of business on June 22, 2001 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the Old Notes entitled to participate in the exchange offer.

     Holders of the Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the exchange and registration rights agreement and the applicable requirements of the Securities Act and the rules and regulations of the SEC thereunder.

     We shall be deemed to have accepted validly tendered Old Notes when, and if, we have given oral or written notice thereof to The Bank of New York, as the exchange agent. The exchange agent will act as agent for the tendering holders of Old Notes for the purpose of receiving the New Notes from us.

     Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See "The Exchange Offer -- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

     The exchange offer will expire at 5:00 p.m., New York City time, on July 27, 2001, unless we, in our sole discretion, extend the exchange offer, in which case the exchange offer will expire at the latest date and time to which we extend the exchange offer.

     If we determine to extend the exchange offer, we will, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date:

     - notify the exchange agent of any extension by oral or written notice; and

     - issue a press release or other public announcement which shall include disclosure of the approximate number of Old Notes tendered to date.

     We reserve the right, in our sole discretion:

     - to delay accepting any Old Notes;

     - to extend the exchange offer; or

     - if, in the opinion of our counsel, the consummation of the exchange offer would violate any applicable law, rule or regulation or any applicable interpretation of the staff of the SEC, to terminate or amend the exchange offer by giving oral or written notice of such delay, extension, termination or amendment to the exchange agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a press release or other public announcement thereof.

     If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders of the Old Notes, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise expire during such five to ten business day period.

     Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

PROCEDURES FOR TENDERING OLD NOTES

     To tender in the exchange offer, a holder of Old Notes must either:

     - complete, sign and date the letter of transmittal or facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile to the exchange agent; or

     - if Old Notes are tendered pursuant to the procedures for book-entry transfer set forth below, a holder tendering Old Notes may transmit an agent's message (as defined below) to the exchange agent in lieu of the letter of transmittal, in either case for receipt on or prior to the expiration date.

     In addition, either:

     - certificates for Old Notes must be received by the exchange agent along with the letter of transmittal;

     - a timely confirmation of a book-entry transfer, called a "book-entry confirmation," of the Old Notes into the exchange agent's account at DTC pursuant to the procedure for book-entry transfer described below, along with the letter of transmittal or an agent's message, as the case may be, must be received by the exchange agent prior to the expiration date; or

     - the holder must comply with the guaranteed delivery procedures described below.

     An agent's message is a message, transmitted to the exchange agent's account at DTC and received by the exchange agent and forming a part of the book-entry confirmation, which states that such account has received an express acknowledgment from the tendering participant that such participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against such participant. To be tendered effectively, the letter of transmittal and other required documents, or an agent's message in lieu thereof, must be received by the exchange agent at the address set forth below under "-- Exchange Agent" prior to expiration of the exchange offer.

     The tender by a holder that is not withdrawn prior to the expiration of the exchange offer will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

     THE METHOD OF DELIVERY OF OLD NOTES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION OF THE EXCHANGE OFFER. DO NOT SEND THE LETTER OF TRANSMITTAL OR ANY OLD NOTES TO US. YOU MAY REQUEST YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR NOMINEE TO EFFECT THE ABOVE TRANSACTIONS FOR YOU.

     Any beneficial owner(s) of the Old Notes whose Old Notes are held through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such intermediary promptly and instruct such intermediary to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on its own behalf, such owner must, prior to completing and executing the letter of transmittal and delivering such owner's Old Notes:

     - make appropriate arrangements to register ownership of the Old Notes in such owner's name; or

     - obtain a properly completed bond power from the registered holder.

The transfer of registered ownership may take considerable time.

     Signatures on a letter of transmittal or a notice of withdrawal described below (see "-- Withdrawal of Tenders"), as the case may be, must be guaranteed by an eligible institution unless the Old Notes are tendered:

     - by a registered holder who has not completed the box titled "Special Delivery Instruction" on the letter of transmittal; or

     - for the account of an eligible institution.

     In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be made by an eligible institution, which is a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an "eligible guarantor institution" (within the meaning of Rule 17Ad-15 under the Exchange Act) which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

     If the letter of transmittal is signed by a person other than the registered holder of any Old Notes listed therein, the Old Notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder exactly as the registered holder's name appears on such Old Notes.

     In connection with any tender of Old Notes in definitive certified form, if the letter of transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

     The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may utilize DTC's Automated Tender Offer Program to tender Old Notes.

     All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Old Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right:

     - to reject any and all Old Notes not properly tendered and any Old Notes our acceptance of which would, in the opinion of our counsel, be unlawful; and

     - to waive any defects, irregularities or conditions of tender as to particular Old Notes.

     Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities in connection with tenders of Old Notes, neither we, the exchange agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

     While we have no present plan to acquire any Old Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any Old Notes that are not tendered pursuant to the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding subsequent to the expiration date and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

     By tendering Old Notes under the exchange offer, each holder of Old Notes will represent to us that, among other things:

     - the New Notes to be acquired by such holder of Old Notes in connection with the exchange offer are being acquired by such holder in the ordinary course of business of such holder;

     - such holder is not participating, and has no arrangement or understanding with any person to participate in, the distribution of the New Notes;

     - such holder acknowledges and agrees that any person who is participating in the exchange offer for the purpose of distributing the New Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the New Notes acquired by such person and cannot rely on the position of the staff of the SEC set forth in certain no-action letters;

     - such holder understands that a secondary resale transaction, described above, should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K of the Commission; and

     - such holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of ours.

     If the holder is a broker-dealer that will receive New Notes for such holder's own account in exchange for Old Notes that were acquired as a result of market-making or other trading activities, such holder will be required to acknowledge in the letter of transmittal that such holder will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, such holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

RETURN OF OLD NOTES

     In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

     - Old Notes or a timely book-entry confirmation of such Old Notes into the exchange agent's account at DTC; and

     - a properly completed and duly executed letter of transmittal and all other required documents, or an agent's message in lieu thereof.

     If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if Old Notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or otherwise non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, such Old Notes will be credited to an account maintained with DTC) as promptly as practicable.

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC's systems may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at DTC, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, or an agent's message in lieu of a letter of transmittal, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under "-- Exchange Agent" on or prior to the expiration of the exchange offer or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

     If a holder of the Old Notes desires to tender its Old Notes and the Old Notes are not immediately available or the holder cannot deliver its Old Notes (or complete the procedures for book-entry transfer), the letter of transmittal or any other required documents to the exchange agent prior to the expiration of the exchange offer, a holder may effect a tender if:

     - the tender is made through an eligible institution;

     - prior to the expiration of the exchange offer, the exchange agent receives from such eligible institution (by facsimile, mail or hand delivery) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by us setting forth the name and address of the holder, the certificate number(s) of such Old Notes (if applicable) and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date:

      - the letter of transmittal (or a facsimile thereof), or an agent's message in lieu thereof;

      - the certificate(s) representing the Old Notes in proper form for transfer or a book-entry confirmation, as the case may be; and

      - any other documents required by the letter of transmittal;

      will be deposited by the eligible institution with the exchange agent; and

     - such properly executed letter of transmittal (or facsimile thereof), or an agent's message in lieu thereof, as well as the certificate(s) representing all tendered Old Notes in proper form for transfer or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

     Upon request to the exchange agent, a form of Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures described above.

WITHDRAWAL OF TENDERS

     Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to the expiration of the exchange offer.

     To withdraw a tender of Old Notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to the expiration of the exchange offer. Any such notice of withdrawal must:

     - specify the name of the person having deposited the Old Notes to be withdrawn;

     - identify the Old Notes to be withdrawn (including the certificate number or numbers, if applicable, and principal amount of such Old Notes); and

     - be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Old Notes were tendered (including any required signature guarantees).

     If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of DTC. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us, in our sole discretion, which determination shall be final and binding on all parties.

     Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no New Notes will be issued with respect thereto, unless the Old Notes so withdrawn are validly re-tendered. Properly withdrawn Old Notes may be re-tendered by following one of the procedures described above under "-- Procedures for Tendering" at any time prior to the expiration of the exchange offer.

TERMINATION OF CERTAIN RIGHTS

     All exchange, registration and additional interest rights accorded to holders of the Old Notes will terminate upon consummation of the exchange offer. However, for a period of up to 180 days after the expiration date of the exchange offer, we will keep the registration statement effective and provide copies of the latest version of the prospectus solely to any broker-dealer that requests copies of such prospectus in the letter of transmittal for use in connection with any resale by such broker-dealer of New Notes received for its own account pursuant to the exchange offer in exchange for Old Notes acquired for its own account as a result of market-making or other trading activities. See "Notice to Investors."

EXCHANGE AGENT

     The Bank of New York has been appointed as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or the letter of transmittal and requests for a copy of the notice of guaranteed delivery should be directed to the exchange agent addressed as follows:

   By Overnight Courier or Hand Delivery:                By Registered or Certified Mail:

            The Bank of New York                               The Bank of New York
             101 Barclay Street                             101 Barclay Street, 7 East
      Corporate Trust Services Window                        New York, New York 10286
                Ground Level                                Attention: William Buckley
          New York, New York 10286                            Reorganization Section
         Attention: William Buckley
           Reorganization Section

 By Facsimile (eligible institutions only):                   Confirm by Telephone:

               (212) 815-6339                                     (212) 815-5788

FEES AND EXPENSES

     The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone, electronic means or in person by our officers and regular employees or those of our affiliates.

     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

     The expenses to be incurred in connection with the exchange offer, including registration fees, fees and expenses of the exchange agent and the trustee, accounting and legal fees, and printing costs, will be paid by us.

     We will pay all transfer taxes, if any, applicable to the exchange of Old Notes under the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Old Notes under the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

CONSEQUENCE OF FAILURE TO EXCHANGE

     Participation in the exchange offer is voluntary. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

     Old Notes that are not exchanged for the New Notes pursuant to the exchange offer will remain "restricted securities" within the meaning of Rule 144(a)(3)(iv) under the Securities Act. Accordingly, such Old Notes may not be offered, sold, pledged or otherwise transferred except:

     - to a person whom the seller reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

     - in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the Securities Act;

     - under an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available);

     - under an effective registration statement under the Securities Act; or

     - under another available exemption from the registration requirements of the Securities Act, and, in each case, in accordance with all other applicable securities laws.

ACCOUNTING TREATMENT

     For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The expenses of the exchange offer will be amortized over the term of the New Notes.

                              PLAN OF DISTRIBUTION

     Except as described below, based on interpretations of the SEC staff set forth in no-action letters issued to third parties, we believe that the New Notes issued in exchange for Old Notes may be offered for resale, resold, and otherwise transferred by a holder without further registration under the Securities Act and without delivering a prospectus in connection with any resale of the New Notes, provided that the holder:

     - is acquiring the New Notes in the ordinary course of its business;

     - is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes; and

     - is not an "affiliate" of RadioShack within the meaning of Rule 405 under the Securities Act.

Holders wishing to tender their Old Notes in the exchange offer must represent to us that these conditions have been met. See "The Exchange Offer -- Procedures for Tendering Old Notes".

     Each broker-dealer who holds Old Notes acquired for its own account as a result of market-making or other trading activities may exchange the Old Notes pursuant to the exchange offer. However, the broker-dealer may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with its initial resale of each New Note received in the exchange offer. We will not receive any proceeds from any sale of New Notes by broker-dealers.

     For so long as the registration statement of which this prospectus is a part is effective under the Securities Act, a broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with its resales of New Notes received for its account in exchange for Old Notes that were acquired by the broker-dealer as a result of market-making or other trading activities. For a period of up to 180 days after the expiration date of the exchange offer, we expect to keep the registration statement effective under the Securities Act solely for, and to make this prospectus available solely to, broker-dealers who request in the letter of transmittal to use it in connection with those resales. IF WE DO NOT RECEIVE ANY LETTERS OF TRANSMITTAL FROM BROKER-DEALERS REQUESTING TO USE THIS PROSPECTUS IN CONNECTION WITH RESALES OF NEW NOTES, WE INTEND TO TERMINATE THE EFFECTIVENESS OF THE REGISTRATION STATEMENT AS SOON

AS PRACTICABLE AFTER THE CONSUMMATION OR TERMINATION OF THE EXCHANGE OFFER. AFTER WE TERMINATE THE EFFECTIVENESS OF THE REGISTRATION STATEMENT, BROKER-DEALERS WILL NOT BE ABLE TO USE THIS PROSPECTUS IN CONNECTION WITH RESALES OF NEW NOTES.

     Broker-dealers receiving New Notes for their own account pursuant to the exchange offer may sell the New Notes from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of these resale methods, at market prices prevailing at the time of resale or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer.

     We, however, have not sought, and do not intend to seek, our own no-action letter and there can be no assurance that the SEC staff would make a similar determination with respect to our exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes cannot rely on these interpretations by the SEC staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

     We have agreed to pay certain expenses relating to our performance under the exchange and registration rights agreement, including the costs of providing this prospectus, and to indemnify the holders of Old Notes against certain liabilities, including liabilities under the Securities Act.

                    CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

     The following discussion describes the material U.S. federal income tax consequences expected to result to persons who exchange their Old Notes for New Notes in the exchange offer. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authorities and administrative rulings and practice. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service with respect to the tax consequences of this exchange offer. We cannot assure you that the Internal Revenue Service will not take a position contrary to the tax consequences discussed below. In addition, there could be future legislative, judicial or administrative changes or interpretations that could alter or modify the statements and conclusions set forth below. Any such changes or interpretations could be retroactive and could affect the tax consequences to holders.

     This prospectus does not discuss all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to a holder subject to special tax rules, such as certain financial institutions, insurance companies, securities dealers, non-U.S. persons engaged in a trade or business in the United States or persons who have ceased to be United States citizens or to be taxed as resident aliens. EACH HOLDER OF OLD NOTES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PRACTICAL TAX CONSEQUENCES OF EXCHANGING OLD NOTES FOR NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN LAWS.

     The exchange of Old Notes for New Notes will not be treated as a deemed exchange for U.S. federal income tax purposes because the New Notes will not be considered to differ materially in kind or extent from the Old Notes. As a result, the exchange will be treated as a "non-event" for U.S. federal income tax purposes and no material U.S. federal income tax consequences will result to holders exchanging Old Notes for New Notes.

                           VALIDITY OF THE NEW NOTES

     The validity of the New Notes offered hereby and certain related matters will be passed upon on our behalf by Mark C. Hill, our Senior Vice President, Corporate Secretary and General Counsel.

                                    EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office        Northeast Regional Office           Midwest Regional Office
   450 Fifth Street, N.W.              7 World Trade Center                 Citicorp Center
         Room 1024                          Suite 1300                  500 West Madison Street
   Washington, D.C. 20549            New York, New York 10048                  Suite 1400
                                                                      Chicago, Illinois 60661-2511

     You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     We may "incorporate by reference" in this prospectus the information we file with the SEC, which means:

     - incorporated documents are considered part of this prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we subsequently file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated by reference in this prospectus. Any statement so updated or superseded shall not be deemed, except as so updated or superseded, to constitute part of this prospectus.

     You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC's website or at the addresses listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents that are not specifically incorporated by reference in such documents. You can request a copy of the documents incorporated by reference in this prospectus and a copy of the indenture, exchange and registration rights agreement and other agreements referred to in this prospectus by requesting them in writing or by telephone from us at the following address:

                             RadioShack Corporation
                      100 Throckmorton Street, Suite 1700
                            Fort Worth, Texas 76102
                        Attention: Shareholder Services
                           Telephone: (817) 415-3022

     This prospectus constitutes part of a registration statement on Form S-4 we filed with the SEC under the Securities Act. This prospectus omits some of the information contained in the registration statement, as permitted under the rules and regulations of the SEC. Copies of the registration statement and its exhibits are on file at the offices of the SEC and may be obtained from the SEC for a prescribed fee or examined at its offices or on its website, as described above.

                           INCORPORATION BY REFERENCE

     We incorporate by reference into this prospectus the documents listed below:

     - our Annual Report on Form 10-K for the year ended December 31, 2000 (filed on March 29, 2001);

     - our definitive proxy statement (filed on April 6, 2001);

     - our Current Report on Form 8-K dated May 4, 2001 (filed on May 4, 2001);

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (filed on May 14, 2001); and

     - all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the effectiveness of the registration statement of which this prospectus is a part.

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     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY
INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO ISSUE ONLY THE NEW NOTES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.
                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Notice to Investors...................    2
Summary...............................    4
RadioShack Corporation................    9
No Cash Proceeds to Us................   14
Capitalization........................   15
Selected Consolidated Financial
  Information.........................   16
Management's Discussion and Analysis
  of Operations and Financial
  Conditions..........................   18
Cautionary Statement on
  Forward-Looking Statements..........   28
Description of the New Notes..........   29
The Exchange Offer....................   41
Plan of Distribution..................   48
Certain U.S. Federal Tax
  Considerations......................   49
Validity of the New Notes.............   49
Experts...............................   50
Where You Can Find Additional
  Information.........................   50
Incorporation by Reference............   51

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                             RADIOSHACK CORPORATION

                            OFFER TO EXCHANGE UP TO

                       $350,000,000 7 3/8% NOTES DUE 2011

                                      FOR

                       $350,000,000 7 3/8% NOTES DUE 2011
                        THAT HAVE BEEN REGISTERED UNDER
                           THE SECURITIES ACT OF 1933

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